03000121

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Nissho Iwai Kabushiki Kaisha
(Name of Subject Company)

Nissho Iwai Corporation
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Nissho Iwai Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Hiroshi Kida, Deputy General Manager
Personnel & General Affairs Planning Team
Nissho Iwai Corporation
3-1, Daiba 2-chome, Minato-ku
Tokyo 135-8655 JAPAN
813-5520-2374
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Theodore A. Paradise
Davis Polk & Wardwell
Akasaka Twin Tower East 11F
17-22, Akasaka 2-chome,
Minato-ku, Tokyo, Japan 107-0052
813-5561-4421

February 10, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item (1). Home Jurisdiction Documents

(a) See Exhibit I.1(a)-1.

(b) Not applicable.

Item (2). Informational Legends

Included in Exhibit I.1(a)-1 and Exhibit II.(1)-1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) See Exhibit II.(1)-1.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X dated January 30, 2003 and filed concurrently with the Commission on January 30, 2003.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Kenichi Minami
Executive Officer
(Name and Title)

February 11, 2003
(Date)

(TK) 15373-002 RLLLS02/tomeh.msslions.amend1.doc

EXHIBIT INDEX

Materials distributed to U.S. Shareholders on February 10, 2003

Notice of Convocation of Shareholders to an Extraordinary Shareholders Meeting, dated February 10, 2003

[This is an English translation of the convocation notice in the Japanese language circulated to shareholders in Japan.]

February 10, 2003

Dear Shareholders,

5-8 Imabashi 2-chome, Chuo-ku, Osaka
Nissho Iwai Corporation
President: Hidetoshi Nishimura

Notice of Extraordinary General Meeting of Shareholders

This notice of convocation of shareholders to extraordinary shareholders meeting relates to a proposed Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Nichimen Corporation ("Nichimen") and Nissho Iwai Corporation ("Nissho Iwai"), both joint stock corporations organized under the laws of Japan, will become wholly-owned subsidiaries of a newly-formed Japanese corporation (the "Holding Company"). The Share Transfer, information to be distributed in connection with the Share Transfer and the related shareholder vote are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included therein, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since Nichimen and Nissho Iwai are, and the Holding Company will be, located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue Nichimen, Nissho Iwai, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Nichimen, Nissho Iwai, the Holding Company and any of their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Nichimen, Nissho Iwai or the Holding Company may purchase securities otherwise than under the Share Transfer, such as in open market or privately negotiated purchases.

Thank you for your kind support.

We hereby inform you that an extraordinary general meeting of the Company's shareholders is to be held as indicated below and ask you to attend this meeting.

If you cannot attend the meeting on that day, you may exercise your voting right(s) by submitting a voting instruction card. In that case, please send us the enclosed voting instruction card with your seal affixed, indicating your approval or rejection (of the relevant proposals on the agenda) by Monday, February 24, 2003 (deadline for receipt) after reviewing reference documents described below.

1. **Date:** 10:00 a.m., Tuesday, February 25, 2003

2. **Place:** 3-1 Daiba 2-chome, Minato-ku, Tokyo
Nissho Iwai Corporation Tokyo Head Office
(Please refer to the attached map.)

3. **Agenda of the Meeting**

Agenda:

Proposal No. 1: To approve the establishment of a 100% parent company by means of share transfer See pages 2-68 of the "Reference Material for Exercise of Voting Rights" for details of the proposal.

Proposal No. 2: To make partial amendments to the Company's Articles of Incorporation See page 69 of the "Reference Material for Exercise of Voting Rights" for details of the proposal. When you attend the meeting on that day, please submit the enclosed voting instruction card at the reception of the meeting.

Reference Materials on Exercise of Voting Rights

1. The total number of voting rights held by the shareholders: 863,056

2. Proposals and reference items:

Proposal No. 1: To approve the establishment of a 100% parent company by means of share transfer

(1) Rationale for stock transfer

The business environment has become more challenging due to the continuing stagnation of the Japanese economy, domestic deflation, tight credit environment and various other factors. To date, general trading companies have managed their global operations through their financing function, intermediary function, and credit creating function and various other functions.

In the last few years, the Company has enhanced its financial standing by withdrawing from less profitable transactions through improved selection and concentration and liquidating poorly performing assets. However, we recognize the need to make more drastic reforms.

In such a business environment, both Nichimen Corporation, and the Company (hereinafter referred to as "both companies"), each having strengths in distinctive areas, have agreed on the following management vision. On January 29, 2003, upon the approvals of the respective boards of directors, both companies agreed to integrate their respective businesses on the basis of equal partnership. To objectives of the integration are to enhance profitability through synergies, strengthen the business franchise through pursuing management rationalization and efficiency and improve financial strength through equity finance, with the aim of developing an innovative and highly functional trading companies within the same business group.

Management Vision:

(a) Establish a business complex, which have both top-tier competitiveness and strong earning power in relevant industries and markets by continuously pursuing profitability and growth in its core business areas.

(b) Establish an innovative trading company, which actively responds to environmental changes and market globalization, and continuously develops new business fields through entrepreneurship.

(c) Establish a functional trading company, which provides unique multiple functions, sophisticated and tailor-made services as a customer's best business partner.

(d) Establish an opened company, where each employee is given a chance to realize his or her own personal goals and ambitions.

This Proposal seeks shareholders' approval for the joint establishment of "Nissho Iwai-Nichimen Holdings Corporation" by both companies where both companies become wholly owned subsidiaries of Nissho Iwai-Nichimen Holdings Corporation in accordance with the above agreement by means of share transfer (as provided for in Article 364 of the Commercial Code).

(2) Details of the share transfer

(a) Articles of Incorporation of the 100% parent company to be established

The content of Articles of Incorporation of the 100% parent company "Nissho Iwai-Nichimen Holdings Corporation" shall be as stated later (See pages 43 through 68). Provisions concerning preferred shares are included in Chapter II and II-2 (See pages 46 through 60) of the Articles of Incorporation to provide a wider choice of fund-raising methods.

(b) Type of shares and the number of shares to be issued by the 100% parent company and allotment of shares to shareholders of both companies which become wholly-owned subsidiaries.

"Nissho Iwai-Nichimen Holdings Corporation" shall issue 154,358,166 shares of common stock at the time of share transfers, provided, however, that any adjustment may be made pursuant to Article 1, Paragraph 3 of the supplementary provisions of the Articles of Incorporation of "Nissho Iwai-Nichimen Holdings Corporation" (See page 67).

In addition, shares of "Nissho Iwai-Nichimen Holdings Corporation" shall be allotted to shareholders of both companies (including beneficial shareholders; hereinafter the same shall apply.) in the following manner:

	Nissho Iwai Corporation	**Nichimen Corporation**
The number of shares of common stock of "Nissho Iwai-Nichimen Holdings Corporation" to be allotted for each 1,000 shares of common stocks	100 shares	154 shares

In this context, while the number of shares per unit (tangen) of both companies shall be 1,000 shares, respectively, the number of shares per unit of "Nissho Iwai-Nichimen Holdings Corporation" shall be 100 shares in accordance with Article 6, paragraph 1 of Articles of Incorporation of "Nissho Iwai-Nichimen Holdings Corporation" (See pages 47).

(c) The amount of capital of the stated capital and the capital surplus of the 100% parent company

- Stated Capital: ¥10 billion
- Capital Surplus: The aggregate of the net worth of both companies as of the date of the share transfer less the amount of the stated capital as set forth above.

(d) Date of the share transfer (Date when the share transfer shall be consummated)

April 1, 2003

In addition, registration of establishment of "Nissho Iwai-Nichimen Holdings Corporation" shall be made on April 1, 2003.

However, if necessary, both companies may change the schedule of the share transfer through consultations with each other.

(e) Directors and corporate auditors of the 100% parent company (to be established)

Directors of "Nissho Iwai-Nichimen Holdings Corporation" are as follows:

Name (Birth date)	Brief history (Key positions of other companies)	Shares held (Nissho Iwai / Nichimen)
Toru Hambayashi (January 7, 1937)	Joined Nichimen Corporation 1983.4 General Manager, Chemicals Dept., No.2, Osaka 1986.6 Deputy Senior General Manager, Chemical Division No.2	0 Nissho Iwai 115,663 Nichimen

	1986.10 Deputy Senior General Manager, Chemical Division Senior General Manager, Chemicals Division. 1989.6 Director 1993.6 Managing Director, Senior Assistant to Senior Managing Director Chemicals & Plastics Group 1994.6 Managing Director, Chemicals & Plastics Group 1995.6 Senior Managing Director, 1998.4 Chief Operating Officer of Consumer & General Products Group 1999.4 Principal Director of Household, Consumer & General Products Group. 1999.6 Executive Vice-President 2000.4 CIO, in charge of the Household, Consumer & General Products Company President (at present)	
Hidetoshi Nishimura (April 29,1942)	1965.4 Joined Nissho Co. Ltd. (at present, Nissho Iwai Corporation) 1987.4 General Manager, Planning Office of the Chemical Plant & Engineering Division 1988.10 General Manager, the Energy & Chemical Plant Dept.2 1991.10 Deputy General Manager, the Information & Communication Systems Division 1992.10 General Manager, the Information & Communication Systems Division 1994.4 General Manager, the Information & Industries Division 1994.6 Director 1998.5 General Manager for China 1998.6 Managing Director of Nissho Iwai Corporation 1999.6 Managing Executive Officer 2000.4 President & CEO of Nissho Iwai American Corporation and Nissho Iwai Canada Ltd. 2000.6 Senior Managing Executive Officer of Nissho Iwai	87,000 Nissho Iwai 0 Nichimen

	Corporation 2002.4 In charge of the Strategy Promotion Dept. and the Corporate Planning Unit of Nissho Iwai Corporation 2002.6 President & Chief Executive Officer (at present)	

Name Birth date	Brief history (Key positions of other companies)	Shares held (Nissho Iwai / Nichimen)
Masaki Hashikawa (January 25, 1949)	1971.4 Joined Sanwa Bank (at present, UFJ Bank Limited.) 1991.10 General Manager, Uchi-Kanda Branch 1993.1 Loaned to Daikyo Incorporated 1994.11 General Manager, Corporate Banking Department II 1997.2 General Manager, Retail Banking Department 1998.4 General Manager, Corporate Planning Department 1998.6 Director 1999.6 Executive Officer 2001.3 Managing Executive Officer 2002.5 Senior Managing Executive Officer, General Manager, Osaka-Chuo Branch 2002.7 Senior Managing Executive Officer (at present)	0 Nissho Iwai 0 Nichimen
Hiroshi Takeda (February 23, 1951)	1973.4 Joined Nichimen Corporation 1994.4 General Manager of Plastics Dept., Industrial Materials 1996.10 General Manager of Plastics Dept., Industrial Materials & Packaging Materials 1997.7 General Manager of Plastics Dept., Industrial Materials & Polyolefin, PVC & Rubber 1998.4 Deputy Senior General Manager of Plastics Division 1999.4 Senior General Manager of Plastics Division 2000.4 Executive Officer, Senior General Manager of Plastics Division 2000.9 Senior General Manager of Corporate Staff, General Management 2001.4 Managing Executive Office 2001.6 Director, Managing Executive Officer 2002.4 Director, Senior Managing Executive Officer 2002.6 Senior Managing Director, Senior Managing Executive Officer (at present) (Chief Executive Officer of Pla-Net Holdings, Inc.)	0 Nissho Iwai 25,000 Nichimen

Name Birth date	Brief history (Key positions of other companies)	Shares held (Nissho Iwai / Nichimen)
Kenichi Minami (October 30, 1947)	1970.4 Joined Nissho Iwai Corporation 1993.10 General Manager for Machinery & Information Industries Planning & Co-ordination Dept. 1994.10 Concurrently General Manager for Machinery & Information Industries Administration Dept. 1995.6 General Manager for Planning and Administration Office, Machinery & Information Industries Group 1997.4 Assigned to the Nissho Iwai American Corporation, New York 1997.7 Concurrently General Manager for Central America and South America (North) of Nissho Iwai Corporation 1999.1 Group Executive for Machinery Industry Group, Nissho Iwai American Corporation and Transportation Systems & Equipment Department 1999.5 Corporate Planning Department of Nissho Iwai Corporation 2000.6 Executive Officer of Nissho Iwai Corporation 2002.4 General Manager, Corporate Planning Unit 2002.6 Director & Managing (at present) Executive Officer in charge of the Strategy Promotion Dept, partly in charge of the Corporate Planning Unit. (at present) 2002.12 Officer in charge of the Strategy Promotion Dept. (at present) 2003.1 Officer in charge of the Market Financial Promotion Office (at present)	35,000 Nissho Iwai 0 Nichimen

Name Birth date	Brief history (Key positions of other companies)	Shares held (Nissho Iwai / Nichimen)
Katsuhiko Kobayashi (March 19, 1959)	1983.4 Joined The Sumitomo Marine & Fire Insurance Co., Ltd. (at present, Mitsui Sumitomo Insurance Co., Ltd.) 1987.5 Graduated from the Business School Cornell University) 1989.1 Joined Goldman Sachs (Japan), Investment Banking Division 1995.4 Joined Merrill Lynch Japan Incorporated, as Director of Capital Market Services 2002.4 Joined Lehman Brothers Japan, as Managing Director, Investment Banking Division	0 Nissho Iwai 0 Nichimen

Notes:

1. Hiroshi Takeda also serves as representative director of Pla-Net Holdings, Inc., to which this company and Nichimen Corporation have extended loans.
2. There is no conflict of interest between other director candidates and this company or Nichimen Corporation.

[redacted]

Auditors of "Nissho Iwai-Nichimen Holdings Corporation" are as follows:

Name Birth date	Brief history (Key positions of other companies)	Shares held (Nissho Iwai / Nichimen)
Shun-ichi Nakao (June 30,1941)	1965.4 Joined Ministry of International Trade and Industry(at present METI) 1989.6 Director-General MITI in Hokkaido 1990.8 Director-General JETRO London 1992.8 Left MITI 1992.9 Executive Director of New Office Promotion Association 1995.7 Joined Nichimen Corporation 1996.6 Senior General Manager of Energy 1997.6 Director 1999.4 Senior General Manager of Energy & Basic Chemicals Division 1999.6 Executive Officer 2000.4 CEO of Energy, Chemicals & Plastic Company 2000.6 Managing Director 2000.8 Principal Officer of IT Center 2000.10 Senior Assistant to Principal Officer in charge of Corporate Group and IT Center 2001.6 Corporate Auditor (at present)	0 Nissho Iwai 24,000 Nichimen
Toma Masaoka (February 3, 1942)	1964.4 Joined Nissho Co., Ltd. (at present, Nissho Iwai Corporation) 1987.1 General Manager, Automotive Dept. 1989.6 Concurrently General Manager, Automotive Development Dept. 1991.10 Senior Deputy General Manager of Automotive Division and General Manager of Automotive Dept. 1993.6 Senior General Manager of Automotive Division 1995.6 Director 1997.6 Executive Vice President of Machinery & Information Industries Group(Heavy Machinery & Industrial Plant Division and Automotive Division) 1998.6 Managing Director 1998.10 Executive Vice President of Machinery Group 2	60,000 Nissho Iwai 0 Nichimen

	1999.5 Europe & Africa; President of Nissho Iwai Europe Plc 1999.6 Managing Executive Officer of Nissho Iwai Corporation 2000.1 Concurrently President of Nissho Iwai France S.A. 2000.4 Concurrently President of Nissho Iwai Italia S.P.A. and concurrently General Manager of Milan Office 2000.6 Concurrently President of Nissho Iwai Iberia S.A. 2001.6 Standing Corporate Auditor (at present)	
Teruo Nakamura (April 15, 1996)	1959.4 Joined Nippon Kayaku Co., Ltd. 1959.2 Passed the third phase of an examination for public accountants (is eligible as a public accountant) 1983.9 General Manager of the Management Planning Office 1986.8 General Manager with the Tokyo Plant 1988.8 Director 1988.8 General Manager of the Accounting Department 1991.5 Executive Director (at present) of Japan Cost Accounting Association 1992.9 Director of the Pharmaceuticals Sales Department 1993.8 Managing Director, General Manger of the Pharmaceuticals Group 1994.8 General manager of the Research & Development Division 1995.8 Senior Managing Director, and General Manger of the Pharmaceuticals Group 1996.9 Committee Member for the third phase of the examination for public accountants 1997.8 Executive President (at present), 1997.10 Executive Member of Keidanren (at present, Nippon Keidanren) (at present)	0 Nissho Iwai 0 Nichimen

Masaji Shinagawa (July 26, 1924)	1949.4 Joined the Nippon Fire & Marine Insurance Co., Ltd. 1976.7 Director, the Planning Department 1978.7 Managing Director 1979.7 Senior Managing Director 1981.7 Executive Vice-President 1984.7 President 1989.6 Chairman 1991.6 Adviser 1992.3 Chairman, Nihon Hilton Co., Ltd. 1992.4 Special Adviser for Chairman of Keizai Doyukai 1993.4 Vice Chairman and President of Keizai Doyukai, 1994.6 Corporate Auditor of Nissho Iwai Corporation (at present) 2001.4 Adviser for Nipponkoa Insurance Co., Ltd. (formerly Nippon Fire & Marine Insurance Co., Ltd.) (at present)	10,000 Nissho Iwai 0 Nichimen

Notes:

1. Teruo Nakamura and Masaji Shinagawa are candidates for the external corporate auditors provided for in Article 18, Paragraph 1 of the "Law concerning exceptions to the Commercial Code involving auditors of joint stock companies."
2. Teruo Nakamura also serves as representative director of Nippon Kayaku Co., Ltd., with which the Company has no business or affiliation, but with which Nichimen Corporation conducts trade in raw materials, products, etc.
3. There is no conflict of interest between other corporate auditor candidates and the Company or Nichimen Corporation.

(f) Matters concerning independent accounting auditors

Summary of matters related to the joint auditing team of "Nissho Iwai-Nichimen Holdings Corporation" is provided below:

As of December 31, 2002

Name	**Shin Nihon & Co.**
Office	• Principal office Hibiya Kokusai Bldg., 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo
History	• October 1, 1985 *Tetsuzo Ota & Co.* (established January 1967) and *Showa Audit Corporation* (established December 1969) merged to form ***Showa Ota &Co.*** • January 1,1986 *Dai-ichi Audit Corporation* (established March 1969), *Nisshin Audit Corporation* (established November 1970) and *Musashi Corporation*

	(established September 1971) merged to form ***Century Audit Corporation*** • April 1, 2000 Showa Ota &Co. and Century Audit Corporation merged to form **Century Ota Showa & Co.** • July 1, 2001 Corporate name changed to ***Shin Nihon & Co.***
Profile	• Certified public accountants: 1,566; assistant certified public accountants: 848; other employees: 539 • Domestic offices: 38; liaison offices: 8; overseas representative offices: 22 • Companies for which audit is conducted: 5,174

As of December 31, 2002

Name	Asahi & Co.
Office	· Principal office 1-2 Tsukudo-cho, Shinjuku-ku, Tokyo
History	· July 1, 1985 *Asahi & Co.* (established July 1969) and *Sinwa Company audit corporations* (established December 1974) merged to form ***Asahi Shinwa & Co.*** · September 1, 1991 *Inoue, Saito & Co.* (established October 1987) and *Eiwa Audit Corporation* (established July 1984) merged to form ***Inoue Saito Eiwa Audit Corporation.*** · October 1, 1993 *Asahi Shinwa & Co.* and *Inoue Saito Eiwa Audit Corporation* merged to form ***Asahi & Co.***
Profile	· Certified public accountants: 1,370; assistant certified public accountants: 714; other employees: 759 · Domestic offices: 39; overseas representative offices: 49 · Companies for which audit is conducted: 4,062

(g) Matters concerning joint establishment

This company will establish "Nissho Iwai-Nichimen Holding Corporation" jointly with Nichimen Corporation.

Corporate profile of Nichimen Corporation is as follows:

As of September 30, 2002

Company name	Nichimen Corporation
Head office address	2-2-2 Nakanoshima, Kita-ku, Osaka
Date of establishment	November 10, 1892
Business lines	International trading company primarily engaging in: import and export of domestic and foreign-made goods, domestic transactions, and trade in foreign countries
Directors	President & Representative Director Toru Hambayashi
	Representative Director &

	Senior Managing Director (CIO) Hiroshi Takeda
	Representative Director & Senior Managing Director (CFO) Masaru Nakatani
	Managing Director Akio Dobashi
	Managing Director Yukinori Fujisaki
	Director Yoichi Furusawa
	Director Naotaka Saeki
	Corporate Auditor Minoru Yoshimizu
	Corporate Auditor Shun-ichi Nakao
	Outside Corporate Auditor Shiro Kawahara
	Outside Corporate Auditor Toshiaki Imanaka
No. of employees	1,221

(h) Matters concerning compensations paid to the directors and corporate auditors of the 100% parent company

The aggregate amount of the compensation paid to the directors of "Nissho Iwai-Nichimen Holdings Corporation" shall not be more than 16,000,000 yen per month, and the aggregate amount of the compensation of the compensation paid to the corporate auditors shall not be more than 5,500,000 million yen per month.

The aggregate number of the initial directors of "Nissho Iwai-Nichimen Holdings Corporation" shall be 6, and the aggregate number of its initial corporate auditors shall be 4 at the time of the establishment.

(3) Explanation concerning allotment of shares pursuant to Article 366, Paragraph 1, Item 2 of the Commercial Code

With respect to the establishment of "Nissho Iwai-Nichimen Holdings Corporation" by means of the share transfer, which is to be implemented jointly by both companies, we made the following decision on the ratio (the "transfer ratio") (i) the number of shares of common stock of "Nissho Iwai-Nichimen Holdings Corporation" to be allotted to respective one share of the Company to (ii) that of Nichimen Corporation, (both of which will become wholly-owned subsidiaries of "Nissho Iwai-Nichimen Holdings Corporation") held by shareholders of both companies:

	Nissho Iwai Corporation	**Nichimen Corporation**
Transfer ratio	1	1.54

Accordingly, holders of 1,000 shares of common stock of the Company are entitled to be allotted 100 shares of common stock of "Nissho Iwai-Nichimen Holdings Corporation", and 1,000 shares of common stock of Nichimen Corporation are entitled to be allotted 154 shares of common stock of "Nissho Iwai-Nichimen Holdings Corporation"

(a) Both companies appointed Lehman Brothers Inc., Tokyo Branch (the "Lehman Brothers") as joint financial adviser for the establishment of the "Nissho Iwai-Nichimen Holdings Corporation", and assigned Lehman Brothers to assess the transfer ratio of the shares of common stock of both companies.

(b) Lehman Brothers analyzed the transfer ratio of the shares of common stock of both companies using the market price method, discounted cash flow (DCF) method, net adjusted book value analysis method, and contribution comparison based on the information provided by both companies.

(c) In addition, based on the judgement that independent examination of fair and appropriate transfer ratio by both companies, respectively, will lead to ensuring the interests of shareholders of each company, each company decided to appoint its own financial adviser. The Company appointed Mizuho Securities Co., Ltd. ("Mizuho Securities") for such purpose.

(d) This company determined the transfer ratio on the basis of negotiations and consultations with Nichimen Corporation after examining the result of assessments by Lehman Brothers, the results of researchers by the Company's independent accounting auditors and legal counsels concerning the financial and legal affairs of Nichimen Corporation in terms of items requested by the Company, and stock market prices, earnings, assets, and liabilities of both companies from various perspectives.

As a result, both companies submitted the draft of the Share Transfer Agreement stating the above transfer ratio to their respective board meetings held on January 29, 2003 for approval and respective board of directors of both companies resolved to enter into such Share Transfer Agreement on the same date.

However, in Share Transfer Agreement, it has been agreed that if, prior to the date of the share transfer, there occurs a material change in the circumstances based upon which the transfer ratio is determined, both companies may amend the transfer ratio through consultation with each other.

(e) Prior to this, the Company requested from Mizuho Securities an opinion on the transfer ratio, and received its opinion as of January 29, 2003, stating that the transfer ratio is appropriate for shareholders of the Company from a financial perspective. (Notes 1 and 2)

In this connection, Nichimen Corporation also received an opinion from its financial adviser, Mitsubishi Securities Co., Ltd., stating that the transfer ratio is appropriate for shareholders of Nichimen Corporation from a financial perspective.

(Note 1) Outline of the primary assessment method and analysis result used by **Mizuho Securities** when preparing their written opinion is as follows:

(i) Market price method

Mizuh Securities analyzed the transfer ratio based on closing prices for common shares of both companies on December 10, 2002 (the day before both companies entered into the Basic Agreement on Consolidation of Management and announced the establishment of a joint holding company), as well as the average closing prices for one week, one month, and three month periods up to the said date. In addition, it also made the analysis of the transfer ratio estimated from the share prices of both companies' on the business day prior to the base date (January 29, 2003; when the transfer ratio of common shares was announced), as well as the average share prices for the previous one week, one month, and three month periods.

(ii) Discounted cash flow (DCF) method

Mizuho Securities analyzed the value of shares of ***both companies*** as well as the ***transfer ratio,*** by using the DCF method based on interviews with the management of ***both companies***, a review of materials involving operations/financial standing provided by them, and financial forecasts.

(iii) Comparable company method;

By comparing ***both companies*** with listed peer companies, **Mizuho Securities** assessed the relationship between the share price and earnings of each company using public financial data, based on which it analyzed the value of shares of ***both companies*** and the ***transfer ratio***.

In addition, it also made comparable consolidation case comparison and contribution comparison for reference to analyze the ***transfer ratio***.

Analysis method	Estimate of transfer ratio	
	Nissho Iwai Corporation	Nichimen Corporation
Market price standard method	1	1.33 – 1.67
DCF method	1	1.44 – 1.82

Comparable company method	1	1.50 – 1.65

Mizuho Securities prepared its written opinion based on the combined analysis by these methods as well as comprehensive judgment, rather than by weighting one specific method factor. The various procedures followed, matters examined, and assumptions and factors used in this context are included in the written assessment dated January 29, 2003 (copy) (Note 2).

(Note 2) The full text of the written opinion by **Mizuho Securities** dated January 29, 2003 is as follows:

January 29, 2003

Board of Directors
Nissho Iwai Corporation
5-8, Imabashi 2-chome, Chuo-ku, Osaka

Ladies and Gentlemen:

We understand that Nissho Iwai Corporation ("Nissho Iwai") and Nichimen Corporation ("Nichimen") have entered into a Basic Agreement for Consolidation dated December 11, 2002 (the "Basic Agreement"), under which Nissho Iwai and Nichimen basically agreed to jointly establish a holding company (the "Holding Company") pursuant to the "*kabushiki iten* (stock transfer)" provisions under the Japanese Commercial Code, thereby consolidating their entire operations (the "Transaction"). We further understand that Nissho Iwai and Nichimen (collectively referred to as the "Parties" and each a "Party") intend to execute a Stock Transfer Agreement dated January 29, 2003, which will be substantially in the form of the Draft Stock Transfer Agreement prepared by the Parties and submitted to us (the "Draft Transfer Agreement"). Under the Draft Transfer Agreement, the Parties will jointly establish the Holding Company, whereby the holders of the shares of Nissho Iwai common stock (the "Nissho Iwai Shareholders") will be allocated 100 shares of Holding Company common stock in exchange for 1,000 shares of Nissho Iwai common stock, par value 50 Yen per share, and the holders of the shares of Nichimen common stock will be allocated 154 shares of Holding Company common stock in exchange for 1,000 shares of Nichimen common stock, par value 50 Yen per share, (the allocation ratios of Holding Company shares to the respective Parties are referred to as the "Transfer Ratios"). Detailed terms and conditions of the Transaction are set forth in the Draft Transfer Agreement.

You have asked for our opinion as to whether the Transfer Ratios stipulated in the Draft Transfer Agreement are fair from a financial point of view to the Nissho Iwai Shareholders. We have not been requested to express our opinion as to whether Nissho Iwai should enter into the Transaction as stipulated in the Draft Transfer Agreement and, therefore, we have not expressed such opinion. As you are aware, we have not been involved in negotiations for the Draft Transfer Agreement or in the determination of the Transfer Ratios.

For purposes of rendering our opinion as to the Transfer Ratios set forth herein, we have reviewed and analyzed the following documents and information:

(i) The Draft Transfer Agreement prepared by the Parties;

(ii) The Basic Agreement executed by the Parties;

(iii) *Yuka-shoken Hokoku-sho* (annual Securities Reports filed with the Ministry of Finance) and other publicly-disclosed financial information of the respective Parties;

(iv) Information and materials regarding the operational and financial conditions of the respective Parties prepared by them, and disclosed to us;

(v) Information and materials regarding financial forecasts (the "Financial Forecasts") for the respective Parties, prepared by them, and disclosed to us;

(vi) results of interviews with the respective managements or staffs of the Parties regarding the operational and financial conditions (including without limitation historical performance and future prospects) of the Parties;

(vii) the historical trading prices and trading records for the shares of the respective Parties;

(viii) the financial conditions, and trading prices and trading records for the shares of comparable publicly-traded companies that conduct businesses similar to the major businesses of the respective Parties;

(ix) other information and materials as we deem appropriate.

In connection with rendering our opinion, we have assumed and relied upon the following:

(i) We have assumed and relied upon the accuracy and completeness of all the materials and information as mentioned above which we have reviewed and analyzed as stated herein (the "Information"), and we have not conducted any independent verification of the accuracy or completeness of the Information. We have relied upon the representations by the respective managements of the Parties that the Information provided by the Parties is accurate and complete and does not omit to state any material fact necessary in order to make the Information not misleading;

(ii) We have assumed that the Financial Forecasts, including without limitation certain rationalization savings projected by the respective Parties following the Transaction (the "Rationalization Savings"), provided to us by the respective Parties (whether in writing or orally) have been reasonably prepared based on the best currently available estimates and judgments of the respective Parties regarding the future financial performance, and that the Rationalization Savings will be realized in the amounts and at the times projected by the respective Parties;

(iii) We have not made, nor have we been obliged to make, any independent valuation or appraisal of the assets and liabilities (including without limitation off-balance sheet positions) of the Parties and their respective affiliates or group companies (the "Affiliates"). We are not experts in the appraisal of assets and liabilities (including without limitation allowances for loan or other losses), or in the appraisal of unrealized gains or losses resulting from fluctuations in value of real estate, securities and other assets. Accordingly, we have assumed, with your consent, that evaluations, made by the respective managements of the Parties and provided to us, of assets and liabilities (including without limitation evaluations of inventories, allowances for losses relating to loans, accounts receivable and other assets, and allowances for unrealized losses resulting from fluctuations in value of real estate, securities or other assets) are adequate, and that obligations of the respective Parties or their Affiliates, based on derivative transactions, swap transactions, foreign exchange transactions, transactions involving financial products or commodities and other off-balance sheet transactions, do not affect our analyses;

(iv) We have assumed that contingent liabilities with respect to the respective Parties arising from litigation, environmental matters, product liabilities or otherwise do not exist unless disclosed in the Information;

(v) We have relied upon the representations by the respective Parties that they and their respective Affiliates do not have any material liabilities other than those disclosed in the Information;

(vi) We have assumed, with your consent, that the Transaction will be accounted for as a pooling of interests under generally accepted accounting principles in Japan and that the Transaction will not be taxable for the respective Parties or the Holding Company under Japanese tax laws;

(vii) We have assumed, with your consent, that there are no agreements that have been, or are contemplated to be, executed in connection with the Transaction which we need to review in rendering this opinion other than the Basic Agreement and the Draft Transfer Agreement;

(viii) We have assumed, with your consent, that financing conditions of the respective Parties, including without limitation contemplated measures for reinforcing the financial strength such as equity finance by the Holding Company (the "HC Financing"), do not affect the Transaction or the Transfer Ratios;

(ix) We express our opinion, assuming that the Transaction will be implemented pursuant to the terms and conditions set forth in the Draft Transfer Agreement. We have also assumed, with your consent, that all regulatory approvals and third party consents necessary for the execution of the Transaction will be obtained without adversary affecting projected benefits by the Transaction; and

(x) Our opinion is necessarily based on financial, economic, market, general economy and other conditions as in effect on, and the information made available to us as of, the date hereof.

It is understood that our opinion expressed herein is for the sole purpose of providing information to the Board of Directors of Nissho Iwai, in connection with its determination of the Transfer Ratios, and may not be used for any other purpose, or disclosed to a third party, in whole or in part, without our prior written consent. Our opinion does not constitute a recommendation as to how any of the Nissho Iwai Shareholders should vote with respect to the Transaction, nor does it include such recommendation. We have not expressed our opinion as to the value of the shares of Nissho Iwai or Nichimen common stock before the Transaction, or the value of the shares of Holding Company common stock after the Transaction.

We have acted as financial advisor to Nissho Iwai in connection with the Transaction and will receive a fee for our services. Nissho Iwai has agreed to provide us with certain indemnities relating to certain potential damages that may arise in the course of performing our services with respect to the Transaction.

Mizuho Securities Co., Ltd. has maintained business relationships, including without limitation securities transactions, with Nissho Iwai, Nichimen and their respective Affiliates. In addition, some members of the Mizuho Financial Group with Mizuho Holdings Co., Ltd. at its helm, including without limitation Mizuho Corporate Bank, which is a lender to Nissho Iwai and Nichimen, from time to time have provided, are providing, or may provide banking as well as other services to, and hold equity interests in, Nissho Iwai, Nichimen or their respective Affiliates, including without limitation relating to potential involvement in the HC Financing.

Based upon and subject to the foregoing, we are of the opinion that as of the date hereof the Transfer Ratios set forth in the Draft Transfer Agreement are fair from a financial point of view to the Nissho Iwai Shareholders.

Very truly yours,

Mizuho Securities Co., Ltd.

By: /s/ Toru Nakagawa
Toru Nakagawa
Managing Executive Officer

(4) Contents of the balance sheet and income statement provided in Article 366, Paragraph 1, Item 3 or 366, Paragraph 1, Item 6 of the Commercial Code

The balance sheets and statements of income of the Company and Nichimen Corporation are as follows:

Nissho Iwai Corporation

Balance Sheet

(As of September 30, 2002)

(Millions of yen)

Account title	Amount	Account title	Amount
Assets		**Liabilities**	
Current assets	**867,818**	**Current liabilities**	**1,262,867**
Cash and time deposits	60,061	Trade notes payable	80,385
Trade notes receivable	69,726	Trade accounts payable	176,907
Trade accounts receivable	289,945	Short-term loans payable	747,640
Short-term securities	324	Commercial paper	10,200
Inventories	118,720	Current maturities of bonds	31,561
Advance payments to suppliers	16,855	Convertible debentures-current portion	29,437
Prepaid expenses	15,236	Accounts payable miscellaneous	27,534
Deferred tax assets	10,306	Income taxes payable	42
Accounts receivable miscellaneous	64,466	Accrued expenses	6,990
Accrued revenue	13,508	Advances from customers	17,158
Short-term loans	250,986	Deposit received	133,273
Other current assets	11,623	Deferred income	1,305
Allowance for doubtful receivables	(53,941)	Other current liabilities	430
Fixed assets	**912,143**	**Long-term liabilities**	**326,815**
Property and equipment	**116,715**	Long-term loans payable	305,277
Buildings	58,979	Bonds	2,300
Structures	1,800	Employees' retirement benefits	14,763
Machinery and equipment	346	Other long-term liabilities	4,474
Cars and delivery equipment	148	**Total liabilities**	**1,589,682**
Tools and equipment	1,285	**Shareholders' equity**	
Land	52,654	**Capital stock**	**102,938**
Construction in progress	1,499	Common stock	102,938
Intangible assets	**14,881**	**Capital surplus**	**98,890**
Leasehold and others	14,881	Capital surplus	98,890
Investments	**780,546**	**Retained earnings**	**5,440**
Investment securities	236,307	Retained earnings appropriated for legal reserve	944
Investments in and advances to subsidiaries	264,672	Interim unappropriated retained earnings	4,496
Investments in partnership	14,859	[including interim net income for the period]	[1,258]
Long-term loans	234,431	**Net unrealized loss**	**(16,957)**
Non-current trade receivables	52,486	Net unrealized loss on available-for-sale securities	(16,957)
Deferred tax assets	55,053	**Treasury stock**	**(7)**
Other investments	18,443	**Total shareholders' equity**	**190,305**
Allowance for doubtful receivables	(95,708)		
Deferred assets	**25**		
Discount on bond	25		
Total assets	**1,779,988**	**Total liabilities and shareholders' equity**	**1,779,988**

Nissho Iwai Corporation

Statement of Income

(From April 1, 2002 to September 30, 2002)

(Millions of yen)

Account title	Amount	
ORDINARY INCOME		
Operating income		
Net sales(total trading transactions)		1,510,960
Cost of sales		1,480,460
Gross trading profit		**30,499**
Selling, general and administrative expenses		26,963
Operating income		**3,536**
Non-operating income		
Interest income	9,385	
Other income	10,948	20,334
Non-operating expenses		
Interest expenses	17,675	
Interest on commercial paper	94	
Other expenses	4,611	22,380
Ordinary income		**1,490**
SPECIAL GAIN & LOSS		
Special gain		
Gain on sales of fixed assets	46	
Gain on sales of investment securities	14,813	14,860
Special loss		
Loss on disposal of fixed assets	922	
Loss on sales of investment securities	2,699	
Loss on revaluation of investment securities	709	
Loss on the dissolution of subsidiaries and affiliates	9,532	
Provision for overseas doubtful receivables	702	
Special retirement benefits	1,651	16,217
Interim income before income taxes		133
Current income taxes	919	
Deferred income taxes	(2,045)	(1,125)
Interim net income for the period		1,258
Unappropriated retained earnings brought forward		3,237
Interim unappropriated retained earnings		4,496

"Financial statements and financial information included therein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies."

Important accounting policy

1. Accounting Standards and Treatment of Assets

(1) Securities

Held-to-maturity securities

Stated at amortized cost (Straight-line method)

Securities issued by subsidiaries and affiliates

Stated by the moving-average cost

Available-for-sale securities

(1) Available-for-sale securities with fair market value: Stated at fair value based on the average market price in the month before the balance date. (Net unrealized gain or loss is reported as a separate component in shareholders' equity. Cost is determined based on the moving average method.)

(2) Available-for-sale securities with no available fair market value

Stated at moving-average cost.

(2) Derivatives

Stated at fair value.

(3) Inventories

Stated at cost, determined by the first-in, first-out cost method. Real estate held for sale is stated at cost, determined by the specific identification cost method.

2. Depreciation of Property and Equipment

(1) Tangible Fixed Assets

Depreciation is computed under the declining-balance method, with the useful life and residual value determined by the method stipulated in Japan's Corporate Income Tax Law. However, Nissho Iwai Shin-Yokohama Center buildings, structures and buildings (excluding fixtures) acquired on or after April 1, 1998 are depreciated under the straight-line method.

(2) Intangible Fixed Assets

Intangible fixed assets are amortized under the straight-line method, with useful lives determined by the method stipulated in Japan's Corporate Income Tax Law. Development costs of software for internal use, however, are amortized under the straight-line method based on an estimated useful life of 5 years.

3. Method of Accounting for Deferred Assets

Bond discounts are amortized equally over the amortization period.

4. Accounting for Allowances

(1) Allowance for Doubtful Receivables

The allowance for doubtful receivables provides for possible losses arising from default on monetary receivables. For ordinary receivables, the Company provides for allowances based on the historical default rate. For specific receivables, including those where there is a fear of default, allowances are provided based on an individual assessment of each account.

(2) Allowance for Employees' Retirement Benefits

The Company provides an allowance for employees' retirement benefits at the end of the fiscal year based on the estimated amounts of projected obligations at that date. The transition obligation on employees' retirement benefits arising from a change in accounting standards is being expensed on a straight-line basis over 10 years. Past service costs will be recognized as an expense in equal amounts mainly over 8 years. The unrecognized net actuarial loss is recognized in expense using the straight-line method over the average remaining service period for the employees in service (10 years), commencing with the following period.

5. Translation of Foreign Currency Denominated Assets and Liabilities into Japanese Yen

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the spot exchange rate on the Company's balance date. Gains and losses on foreign currency translations are recognized in the Company's income statement.

6. Accounting for Leases
Finance leases which do not transfer ownership to lessees are accounted for in the same measure as ordinary operating leases.

7. Hedge Accounting
The Company uses deferred hedge accounting. Forward exchange contracts are allocated to specific hedged risks when they meet the criteria for qualification.

8. Accounting for Consumption Tax
Consumption tax and similar local tax are excluded from income and expenses.

9. Accounting for Interest on Land Held for Sale
Interest paid (under normal circumstances) during the course of large-scale real estate development projects is included in the acquisition cost.

Notes to the Balance Sheet and Income Statement

1. Accumulated Depreciation for Tangible Fixed Assets ¥19,699 million

2. In addition to Fixed Assets shown on the Balance Sheet, the Company uses leased office equipment, including personal computers, extensively.

3. Assets Pledged as Collateral ¥283,067 million

4. Guarantees ¥529,932 million

   (Including ¥303,828 million in pledged guarantees)

5. Trade Notes Discounted ¥17,027 million
   Notes Endorsed¥742 million

6. Net income per share for the Period ¥1.44

7. Amounts less than ¥1 million have been omitted from the figures shown.

Nissho Iwai Corporation

Balance Sheet

(As of March 31, 2002)

(Millions of yen)

Account title	Amount	Account title	Amount
Assets		Liabilities	
Current assets	**932,252**	**Current liabilities**	**1,269,637**
Cash and time deposits	48,597	Trade notes payable	86,408
Trade notes receivable	97,573	Trade accounts payable	187,611
Trade accounts receivable	332,478	Short-term loans payable	751,187
Short-term securities	889	Commercial paper	6,800
Inventories	126,427	Current maturities of bonds	47,222
Advance payments to suppliers	14,018	Accounts payable miscellaneous	35,435
Prepaid expenses	13,805	Income taxes payable	1,185
Deferred tax assets	9,158	Accrued expenses	7,353
Accounts receivable miscellaneous	51,311	Advances from customers	15,674
Accrued revenue	14,501	Deposit received	128,021
Short-term loans	258,872	Deferred income	1,568
Other current assets	12,284	Other current liabilities	1,167
Allowance for doubtful receivables	(47,667)		
		Long-term liabilities	**413,245**
Fixed assets	**948,772**	Long-term loans payable	346,000
Property and equipment	**119,765**	Bonds	16,500
Buildings	61,028	Convertible Debentures	29,437
Structures	2,275	Employees' retirement benefits	17,810
Machinery and equipment	342	Other long-term liabilities	3,497
Cars and delivery equipment	153	**Total liabilities**	**1,682,883**
Tools and equipment	1,438	**Shareholders' equity**	
Land	53,091	**Capital stock**	**102,938**
Construction in progress	1,434	Common stock	102,938
Intangible assets	**12,971**	**Legal reserve**	**99,835**
Leasehold and others	12,971	Capital surplus	98,890
Investments	**816,034**	Retained earnings appropriated for legal reserve	944
Investment securities	253,949	**Retained earnings**	**3,237**
Investments in and advances to subsidiaries	264,353	Unappropriated retained earnings	3,237
Investments in partnership	18,246	[including net income for the period]	[3,237]
Long-term loans	255,737	**Net unrealized loss**	**(7,814)**
Non-current trade receivables	62,884	Net unrealized loss on available-for-sale securities	(7,814)
Deferred tax assets	47,521	**Treasury stock**	**(2)**
Other investments	17,802	**Total shareholders' equity**	**198,194**
Allowance for doubtful receivables	(104,460)		
Deferred assets	**53**		
Discount on bond	53		
Total assets	**1,881,077**	**Total liabilities and shareholders' equity**	**1,881,077**

Nissho Iwai Corporation

Statement of Income

(From April 1, 2001 to March 31, 2002)

(Millions of yen)

Account title	Amount	
ORDINARY INCOME		
Operating income		
Net sales(total trading transactions)		3,675,718
Cost of sales		3,603,889
Gross trading profit		71,828
Selling, general and administrative expenses		64,735
Operating income		7,093
Non-operating income		
Interest income	28,554	
Dividends	13,955	
Other income	7,211	49,721
Non-operating expenses		
Interest expenses	40,803	
Interest on commercial paper	1,539	
Other expenses	6,803	49,146
Ordinary income		7,668
SPECIAL GAIN & LOSS		
Special gain		
Gain on sales of fixed assets	929	
Gain on sales of investment in subsidiaries and others	43,964	
Gain on sales of investment securities	28,730	73,624
Special loss		
Loss on disposal of fixed assets	728	
Loss on sales of investment securities	3,997	
Loss on revaluation of investment securities	14,146	
Loss on the dissolution of subsidiaries and affiliates	43,800	
Extraordinary loss on changes in retirement benefits plan	11,392	
Provision for overseas doubtful receivables	2,405	
Cost of moving headquarters	2,590	
Loss on disposal of inventories	1,168	80,230
Income before income taxes		1,062
Current income taxes	3,811	
Deferred income taxes	(5,986)	(2,175)
Net income for the period		3,237
Unappropriated retained earnings brought forward		—
Unappropriated retained earnings		3,237

"Financial statements and financial information included therein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies."

Important accounting policy

1. Accounting Standards and Treatment of Assets

(1) Securities

Held-to-maturity securities
Stated at amortized cost (Straight-line method)
Securities issued by subsidiaries and affiliates
Stated by the moving-average cost
Available-for-sale securities

1) Available-for-sale securities with fair market value: Stated at fair value based on the average market price in the month before the balance date. (Net unrealized gain or loss is reported as a separate component in shareholders' equity. Cost is determined based on the moving average method.)

(Change in Accounting Treatment)

Effective from the fiscal year ended March 31, 2002, the fair value of available-for-sale securities is computed based on the average market price in the month before the balance date to average out the effect on equity of short-term changes in the stock market (Net unrealized gain or loss is recorded in shareholders' equity. Cost is determined based on the moving average method.) Previously, available-for-sale securities were accounted for at fair value as determined by the market value on the balance date. (Net unrealized gain or loss was recorded in shareholders' equity. Cost was determined based on the moving average method.) As a result, investment securities increased by ¥2,580 million and net unrealized gain or loss on securities increased by ¥1,495 million, while deferred tax assets decreased by ¥1,084 million compared with what would have been reported under the previous accounting treatment.

2) Available-for-sale securities with no available fair market value
Stated at moving-average cost.

(2) Derivatives
Stated at fair value.

(3) Inventories

Stated at cost, determined by the first-in, first-out cost method. Real estate held for sale is stated at cost, determined by the specific identification cost method.

2. Depreciation of Property and Equipment

(1) Tangible Fixed Assets

Depreciation is computed under the declining-balance method, with the useful life and residual value determined by the method stipulated in Japan's Corporate Income Tax Law. However, Nissho Iwai Shin-Yokohama Center buildings, structures and buildings (excluding fixtures) acquired on or after April 1, 1998 are depreciated under the straight-line method.

(2) Intangible Fixed Assets

Intangible fixed assets are amortized under the straight-line method, with useful lives determined by the method stipulated in Japan's Corporate Income Tax Law. Development costs of software for internal use, however, are amortized under the straight-line method based on an estimated useful life of 5 years.

3. Method of Accounting for Deferred Assets

Bond issuance expenses are amortized equally over whichever is the shortest, the maturities of the bonds or 3 years, the maximum period stipulated in the Commercial Code of Japan. Bond discounts are amortized equally over the amortization period.

4. Accounting for Allowances

(1) Allowance for Doubtful Receivables

The allowance for doubtful receivables provides for possible losses arising from default on monetary receivables. For ordinary receivables, the Company provides for allowances based on the historical default rate. For specific receivables, including those where there is a fear of default, allowances are provided based on an individual assessment of each account.

(2) Allowance for Employees' Retirement Benefits

The Company provides an allowance for employees' retirement benefits at the end of the fiscal year based on the estimated amounts of projected obligations at that date. The transition obligation on employees' retirement benefits arising from a change in accounting standards is being expensed on a straight-line basis over 10 years. The unrecognized net actuarial loss is recognized in expense using the straight-line method over the average remaining service period for the employees in service (10 years), commencing with the following period.

(Additional Information)

On March 20, 2002, the Company dissolved the Nissho Iwai Pension Fund, following authorization from the Ministry of Health, Labor and Welfare a day earlier. Furthermore, on March 26, 2002, the same ministry approved the introduction of a Japanese-version 401k defined contribution pension fund. The Company subsequently changed from using a defined benefit plan to a defined contribution plan. The Company recorded ¥11,392 million as an extraordinary loss on changes retirement benefits plan, consisting of charges for the unrecognized actuarial difference relating to this change and unrecognized transitional obligation resulting from a change in accounting standards.

5. Translation of Foreign Currency Denominated Assets and Liabilities into Japanese Yen

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the spot exchange rate on the Company's balance date. Gains and losses on foreign currency translations are recognized in the Company's income statement.

6. Accounting for Leases

Finance leases which do not transfer ownership to lessees are accounted for in the same measure as ordinary operating leases.

7. Hedge Accounting

The Company uses deferred hedge accounting. Forward exchange contracts are allocated to specific hedged risks when they meet the criteria for qualification.

8. Accounting for Consumption Tax

Consumption tax and similar local tax are excluded from income and expenses.

9. Accounting for Interest on Land Held for Sale

Interest paid (under normal circumstances) during the course of large-scale real estate development projects is included in the acquisition cost.

Notes to the Balance Sheet and Income Statement

1. Accumulated Depreciation for Tangible Fixed Assets ¥19,537 million

2. In addition to Fixed Assets shown on the Balance Sheet, the Company uses leased office equipment, including personal computers, extensively.

3. Monetary Assets and Liabilities Relating to Subsidiaries

Due from subsidiaries—short-term	¥243,406 million
Due from subsidiaries—long-term	¥134,230 million
Due to subsidiaries—short-term	¥354,708 million
Due to subsidiaries—long-term	¥7,300 million

4. Assets Pledged as Collateral ¥239,383 million

5. Guarantees ¥622,277 million
(Including ¥347,700 million in pledged guarantees)

6. Trade Notes Discounted ¥19,500 million
Notes Endorsed ¥2,039 million

7. Principal Assets and Liabilities in Foreign Currencies

Trade Accounts Receivable	¥67,056 million	US$487,522 thousand
Short-Term Loans	¥35,732 million	US$265,263 thousand
Long-Term Loans	¥98,186 million	US$735,825 thousand
Investment Securities & Investment In Subsidiaries	¥289,345 million	US$714,067 thousand
Trade Accounts Payable	¥34,908 million	US$253,868 thousand
Short-Term Loans	¥55,135 million	US$413,775 thousand
Long-Term Loans	¥121,395 million	US$920,414 thousand

8. Promissory notes maturing on the balance sheet date are treated as settled on the due date. As the balance date fell on a holiday for Japanese financial institutions, the following promissory notes due on the balance date were included in year-end balances.

Notes receivable	¥8,174 million
Notes payable	¥5,523 million

9. Treasury stock is now shown as an item of shareholders' equity due to a revision to guidelines for the preparation of the Balance Sheet, profit and loss statement, business report and supplementary information presented by joint-stock corporations. Previously, treasury stock was classified under "other current assets" in current assets.

10. Net income per share for the Period ¥3.70

11. Transactions with subsidiaries

Sales	¥400,085 million
Purchases	¥962,960 million
Other	¥70,705 million

12. Amounts less than ¥1 million have been omitted from the figures shown.

Nichimen Corporation

Balance Sheet

(As of September 30, 2002)

(Millions of yen)

Account title	Amount	Account title	Amount
Assets		Liabilities	
Current assets	**542,903**	**Current liabilities**	**536,283**
Cash and bank deposits	131,791	Trade notes payable	17,153
Trade notes receivable	46,792	Import bills payable	11,137
Trade accounts receivable	163,998	Trade accounts payable	109,072
Marketable securities	327	Short-term loans payable	306,848
Inventories	84,854	Commercial paper	2,500
Goods in transit	3,080	Bonds – current portion	44,876
Advances	9,766	Accounts payable – other	4,000
Short-term loans	82,598	Income taxes payable	1,007
Guarantee money deposited	3,101	Accrued expenses	3,502
Prepaid expenses	1,846	Advances received	4,545
Short-term deferred tax assets	3,195	Deposits received	29,735
Other current assets	13,034	Deferred income	560
Allowance for doubtful receivables	−1,484	Accrued employees' bonuses	797
Fixed assets	491,073	Other current liabilities	547
Tangible fixed assets	68,803	**Long-term liabilities**	**404,298**
Property leased to others	29,924	Long-term loans payable	335,643
Buildings and structures	12,465	Bonds, less current portion	60,800
Machinery	489	Liabilities for severance payments	5,990
Vehicle and delivery equipment	42	Other long-term liabilities	1,864
Furniture and fixtures	511	**Total liabilities**	**940,582**
Land	25,370	**Shareholders' equity**	
Intangible fixed assets	**1,846**	**Common stock**	**52,179**
Software, etc.	1,846	**Capital reserve**	**49,561**
Investments and others	**420,423**	Capital surplus	35,223
Investment securities	159,478	Other capital reserve	14,338
Investments in subsidiaries	99,487	**Retained earnings**	**2,787**
Investments in partnership	17,722	Interim unappropriated retained earnings	2,787
Investments in subsidiaries partnership	14,558	(Interim net income)	[1,847]
Long-term loans	83,021	**Net unrealized losses on other securities**	**−10,173**
Long-term trade receivables	60,662	**Treasury stock**	**−791**
Long-term deferred tax assets	39,635	***Total shareholders' equity***	**93,563**
Other investments	7,793		
Allowance for doubtful receivables	−61,937		
Long-term deferred assets	**168**		
Bond issue costs	52		
Bond premiums	115		
Total assets	**1,034,146**	Total liabilities and shareholders' equity	1,034,146

Nichimen Corporation

Statement of Income

(From April 1, 2002, to September 30, 2002)

(Millions of yen)

Account title				Amount
Ordinary income/loss	Operating income/loss	Net sales		687,978
		Cost of sales		665,002
		Gross trading profit		**22,975**
		Selling, general and administrative expenses		15,739
		Operating income		**7,236**
	Non-operating income/loss	Non-operating income		**10,722**
		Interest income	2,504	
		Dividends	3,011	
		Other income	5,257	
		Non-operating expenses		**12,846**
		Interest expenses	7,199	
		Interest expenses on commercial paper	27	
		Other expenses	5,619	
		Ordinary income		**5,162**
Extraordinary income/loss		**Extraordinary income**		**7,723**
		Gains on sales of fixed assets	0	
		Gains on sales of investment securities	748	
		Gains on transfer of business	6,974	
		Extraordinary losses		**9,755**
		Losses on sales and disposal of fixed assets	13	
		Losses on evaluation of investment securities	2,504	
		Losses on sales of investment securities	1,266	
		Losses on disposal of investments in and advances to subsidiaries and affiliates	5,969	
		Interim income before income taxes		**3,131**
		Current income taxes		1,219
		Deferred income taxes		64
		Interim net income		**1,847**
		Unappropriated retained earnings brought forward		151
		Legal reserve transferred to retained earnings		661
		Unappropriated retained earnings due to merger		126
		Interim unappropriated retained earnings		**2,787**

"Financial statements and financial information included therein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States Companies."

Important accounting policies

1. To value securities, the amortized-cost method is used for bonds held to maturity, and the cost method based on the moving-average method is used for equity shares in subsidiaries and affiliates. In addition, other securities with market values are marked to market on the last day of the interim term (The valuation difference is directly capitalized, and cost of sales is calculated by the moving average method.), while those without market value are valued at cost based on the moving average.

2. Inventories are stated at cost based on the specific identification method.

3. Derivatives and funds entrusted for investment purposes are marked to market.

4. Tangible fixed assets are depreciated using the "declining-balance method".
   However, the Tokyo head office building and structures as well as buildings (excluding improvements) acquired after April 1, 1998, are depreciated using the "straight-line method".

   Intangible fixed assets are amortized using the straight-line method.

   Software for our own corporate use is amortized over five years using the straight-line method.

5. As an allowance for doubtful receivables, the estimated uncollectible amount is registered based on the actual bad debt ratio for general credit claims or by assessing individual collectibility for specific claims, including claims in borrowers at risk of failure so as to prepare for possible losses on accounts receivable or loans, etc.

6. As an accrued bonus, the estimated payment amount is registered in preparation for the disbursement of bonuses to employees.

7. As a reserve for retirement and severance benefits, the amount considered to accrue at the end of the current interim term is reserved based on the estimate of retirement pay obligations and pension assets at the end of the current business term in preparation for the disbursement of such benefits to employees.

   The unrecognized net retirement benefit obligation at transition is being expensed in equal installments over eight years.

   Prior service cost is being amortized using the straight-line method over a specified number of years (seven years) which is shorter than the average remaining number of year of service of the employees at the time of occurrence of such difference.

   Actuarial gains and losses recognized in this year will be amortized primarily by the straight-line method over a specified number of years (14 years) which are shorter than the average remaining years of service of the employees at the time of occurrence of such difference from the following fiscal year in which such difference occurs.

8. Foreign currency denominated monetary assets and liabilities are translated into yen at spot exchange rates on the last day of the interim term, with conversion differences being registered as profit or loss.

9. The bond issue costs are amortized in equal installments over three years.

   The bond premiums are amortized in equal installments over the redemption period.

10. For finance-lease transactions other than those in which the ownership of the leased property is to be transferred to the lessee, accounting treatment based on the method used for normal lease transactions is applied.

11. As the hedge accounting method, deferred hedge accounting treatment is in principle used.

Forward exchange contracts, currency swaps, and currency options are allocated to specific hedged risks when they meet the criteria for qualification, and for interest rate swaps which meet requirements for special treatment, special treatment is used.

12. Interest payable involving large-scale real estate development businesses (with total investment amounting to at least ¥2 billion and a development period of more than one year) during the normal development period is calculated as an acquisition cost.

13. Consumption taxes, etc. are excluded from accounting.

Remarks concerning the balance sheet and statement of income

1. Amounts are entered after rounding down any amounts less than ¥1 million.

2. Monetary assets and liabilities relating to subsidiaries

   (1) Short-term credits ¥74,912 million
   (2) Long-term credits ¥58,731 million
   (3) Short-term liabilities ¥29,451 million
   (4) Long-term liabilities ¥27,671 million

3. Total amount of depreciation of tangible fixed assets ¥9,471 million

4. Assets pledged as collateral ¥36,598 million

5. Guarantee obligations, etc.

   (1) Guarantee obligations ¥161,863 million
   (2) Export bills discounted ¥11,510 million

(Notes)

(1) Guarantee obligations include the amount of ¥78,860 million granted by an act similar to a guarantee.
(2) The outstanding balance of letters of credit (L/Cs) which have been negotiated by banks but have not been settled between banks in export L/C transactions is included in export bills discounted as similar instruments, and the amount of such L/Cs stands at ¥8,521 million.

6. Primary foreign currency denominated assets and liabilities

Trade accounts receivable	¥12,974 million ($93,581 thousand, etc.)
Investment securities and investments in subsidiaries	¥83,559 million ($475,437 thousand, etc.)
Investments in partnership and investments in subsidiaries partnership	¥27,614 million ($144,752 thousand, etc.)
Long-term loans	¥20,863 million ($167,324 thousand, etc.)
Long-term trade receivables	¥8,609 million ($63,228 thousand, etc.)
Import bills payable	¥8,145 million ($64,132 thousand, etc.)

Trade accounts payable	¥7,286 million ($53,282 thousand, etc.)
Short-term loans payable	¥25,472 million ($193,369 thousand, etc.)
Long-term loans payable	¥40,643 million ($331,514 thousand, etc.)

7. In addition to fixed assets registered on the balance sheet, there is leased computer-related equipment in use as important fixed assets.

8. Transactions with subsidiaries

Sales to subsidiaries	¥43,606 million
Purchases from subsidiaries	¥44,723 million
Transactions with subsidiaries other than trading transactions	¥6,635 million

9. Interim net income per share is ¥4.37.

Nichimen Corporation

Balance Sheet

(As of March 31, 2002)

(Millions of yen)

Account title	Amount	Account title	Amount
Assets		**Liabilities**	
Current assets	**590,023**	**Current liabilities**	589,000
Cash and bank deposits	119,520	Trade notes payable	25,354
Trade notes receivable	57,792	Import bills payable	10,831
Trade accounts receivable	187,731	Trade accounts payable	120,162
Marketable securities	5,198	Short-term loans payable	341,575
Inventories	104,460	Bonds – current portion	49,800
Goods in transit	3,705	Accounts payable- other	3,143
Advances	10,440	Income taxes payable	61
Short-term loans	76,701	Accrued expenses	3,336
Guarantee money deposited	4,181	Advances received	5,878
Prepaid expenses	1,764	Deposits received	27,059
Short-term deferred tax assets	2,726	Deferred income	528
Other current assets	17,434	Accrued employees' bonus	619
Allowance for doubtful receivables	−1,634	Other current liabilities	648
Fixed assets	**495,855**		
Tangible fixed assets	**69,456**	**Long-term liabilities**	405,012
Property leased to others	22,213	Long-term loans payable	314,279
Buildings and structures	15,667	Bonds, less current portion	84,876
Machinery	578	Liabilities for severance payments	4,714
Vehicle and delivery equipment	56	Other long-term liabilities	1,142
Furniture and fixtures	574	**Total liabilities**	994,013
Land	30,367	**Shareholders' equity**	
Intangible fixed assets	**1,744**	**Common stock**	52,179
Software, etc.	1,744	**Legal surplus**	48,802
Investments and others	**424,654**	Capital surplus	48,140
Investment securities	167,297	Earned surplus	661
Investments in subsidiaries	92,406	**Retained earnings**	151
Investments in partnership	18,737	Unappropriated retained earnings at end of period	151
Investments in subsidiaries Partnership	14,308	(Net income)	[1,132]
Long-term loans	82,774	**Net unrealized losses on other securities**	−8,043
Long-term trade receivables	68,329	**Treasury stock**	−942
Long-term deferred tax assets	38,637	**Total shareholders' equity**	92,147
Other investments	7,325		
Allowance for doubtful receivables	−65,163		
Long-term deferred assets	**281**		
Bond issue costs	105		
Bond premiums	176		
Total assets	**1,086,160**	**Total liabilities and shareholders' equity**	1,086,160

Nichimen Corporation

Statement of Income

(From April 1, 2001, to March 31, 2002)

(Millions of yen)

Account title				Amount
Ordinary income/loss	Operating income/loss	Net sales		1,501,834
		Cost of sales		1,456,225
		Gross trading profit		**45,608**
		Selling, general and administrative expenses		29,632
		Operating income		15,976
	Non-operating income/ loss	**Non-operating income**		**24,807**
		Interest income	6,634	
		Dividends	8,709	
		Other income	9,463	
		Non-operating expenses		**19,604**
		Interest expenses	14,022	
		Interest expenses on commercial paper	403	
		Other expenses	5,178	
		Ordinary income		**21,179**
Extraordinary income/loss		**Extraordinary income**		**23,571**
		Gains on sales of fixed assets	1,087	
		Gains on sales of investment securities	10,789	
		Gains on transfer of business	11,694	
		Extraordinary losses		**42,815**
		Losses on sales and disposal of fixed assets	182	
		Losses on evaluation of investment securities	32,462	
		Losses on sales of investment securities	4,113	
		Losses on disposal of investments in and advances to subsidiaries and affiliates	4,802	
		Special retirement benefits	1,253	
		Income before income taxes		**1,934**
		Current income taxes		309
		Deferred income taxes		492
		Net income		**1,132**
		Unappropriated retained earnings due to merger		669
		Loss on write-off of shares in subsidiaries due to merger		1,650
		Unappropriated retained earnings at end of period		**151**

"Financial statements and financial information included therein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States Companies."

Important accounting policies

1. To value securities, the amortized-cost method is used for bonds held to maturity, and the cost method based on the moving-average method is used for equity shares in subsidiaries and affiliates. In addition, other securities with market values are marked to market on the last day of the fiscal year (The valuation difference is directly capitalized, and cost of sales is calculated by the moving average method.), while those without market value are valued at cost based on the moving average.

2. Inventories are stated at cost based on the specific identification method.

3. Derivatives and funds entrusted for investment purposes are marked to market.

4. Tangible fixed assets are depreciated using the "declining-balance method."

   However, the Tokyo head office building and structures as well as buidings (excluding improvements) acquired after April 1, 1998, are depreciated using the "straight-line method."

   Intangible fixed assets are amortized using the straight-line method.

   Software for our own corporate use is amortized over five years using the straight-line method.

5. As an allowance for doubtful receivables, the estimated uncollectible amount is registered based on the actual bad debt ratio for general credit claims or by assessing individual collectibility for specific claims, including claims in borrowers at risk of failure so as to prepare for possible losses on accounts receivable or loans, etc.

6. As an accrued bonus, the estimated payment amount is registered in preparation for the disbursement of bonuses to employees.

7. The reserve for retirement and severance benefits is reserved based on the estimate of retirement pay obligations and pension assets at the end of the current business term in preparation for the disbursement of such benefits to employees.

   The unrecognized net retirement benefit obligation at transition is being expensed in equal installments over eight years.

   Prior service cost is being amortized using the straight-line method over a specified number of years (seven years) which is shorter than the average remaining number of year of service of the employees at the time of occurrence of such difference.

   Actuarial gains and losses recognized in this year will be amortized primarily by the straight-line method over a specified number of years (14 years) which are shorter than the average remaining years of service of the employees at the time of occurrence of such difference from the following fiscal year in which such difference occurs.

8. Foreign currency denominated monetary assets and liabilities are translated into yen at spot exchange rates on the last day of the fiscal year, with conversion differences being registered as profit or loss.

9. The bond issue costs are amortized in equal installments over three years.

   The bond premiums are amortized in equal installments over the redemption period.

10. For finance-lease transactions other than those in which the ownership of the leased property is to be transferred to the lessee, accounting treatment based on the method used for normal lease transactions is applied.

11. As the hedge accounting method, deferred hedge accounting treatment is in principle used.

Forward exchange contracts, currency swaps, and currency options are allocated to specific hedged risks when they meet the criteria for qualification, and for interest rate swaps which meet requirements for special treatment, special treatment is used.

12. Interest payable involving large-scale real estate development businesses (with total investment amounting to at least ¥2 billion and a development period of more than one year) during the normal development period is calculated as an acquisition cost.

13. Consumption taxes, etc. are excluded from accounting

Change in accounting policy

Although the Company had so far included interest payable involving large-scale real estate development transactions with a total investment of at least ¥3 billion and a development period exceeding two years (the normal development period) as an acquisition cost for accounting treatment, in the current business year it adopted a new accounting treatment whereby interest payable involving large-scale real estate development transactions with a total investment of at least ¥2 billion, and a development period exceeding one year (normal development period) is included as an acquisition cost.

Even with this change, there are slight effects on ordinary profit and income before income taxes relative to the conventional method.

Additional information

(Treasury stock)

"Treasury stock" registered in the assets section in the previous business year (current assets: ¥0 million, fixed assets: ¥1,015 million) are indicated at the end of the shareholders' equity section in the current business year.

(Financial instruments accounting)

From the current business year, the accounting standards involving financial instruments ("Opinion on establishment of accounting standards involving financial instruments" issued by the Business Accounting Deliberation Council on January 22, 1999) are applied as the method of valuation of other securities with a market value.

As a result, relative to the conventional method, the minus figure of ¥8,043 million was registered as net unrealized losses on other securities, and investment Securities declined ¥13,632 million, while long-term deferred tax assets increased ¥5,589 million.

(Accounting of foreign currency denominated transactions, etc.)

The exchange profit and loss involving commodity trading - which have so far been included in gross operating profit based on the No. 4 report of the Second Audit Committee of the Japanese Institute of Certified Public Accountants, "Accounting of foreign currency denominated transactions, etc. at trading houses" of November 6, 1979 and revised on March 26, 1985 - are treated as other income and expenses from the current business year because that report is not applicable for years following fiscal 2001 (starting April 1, 2001).

As a result, relative to the conventional method, gross operating profit and operating profit declined ¥2,473 million, respectively.

Remarks concerning the balance sheet and statement of income

1. Amounts are entered after rounding down any amounts less than ¥1 million.

2. Monetary assets and liabilities relating to subsidiaries

(1)	Short-term credits	¥87,674 million
(2)	Long-term credits	¥59,950 million
(3)	Short-term liabilities	¥76,983 million
(4)	Long-term liabilities	¥0 million

3. Total amount of depreciation of tangible fixed assets ¥9,888 million

4. Assets pledged as collateral ¥36,343 million

5. Guarantee obligations, etc.

(1)	Guarantee obligations	¥195,789 million
(2)	Export bills discounted	¥14,480 million

(Notes:)

(1) Guarantee obligations include the amount of ¥102,356 million granted by an act similar to a guarantee.

(2) The outstanding balance of letters of credit (L/Cs) which have been negotiated by banks but have not been settled between banks in export L/C transactions is included in export bills discounted as similar instruments, and the amount of such L/Cs stands at ¥11,493 million.

6. Primary foreign currency denominated assets and liabilities

Trade accounts receivable	¥16,881 million ($116,279 thousand, etc.)
Investment securities and Investments in subsidiaries	¥88,218 million ($494,933 thousand, etc.)
Investments in partnership and investments in subsidiaries partnership	¥28,411 million ($144,685 thousand, etc.)
Long-term loans	¥24,072 million ($179,525 thousand, etc.)
Long-term trade receivables	¥9,813 million ($67,360 thousand, etc.)
Import bills payable	¥8,684 million ($63,709 thousand, etc.)
Trade accounts payable	¥8,105 million ($50,085 thousand, etc.)
Short-term loans payable	¥58,614 million ($411,430 thousand, etc.)
Long-term loans payable	¥22,055 million ($164,372 thousand, etc.)

7. In addition to fixed assets registered on the balance sheet, there is leased computer-related equipment in use as important fixed assets.

8. Transactions with subsidiaries

Sales to subsidiaries	¥135,455 million
Purchases from subsidiaries	¥112,608 million
Transactions with subsidiaries other than trading transactions	¥13,436 million

9. Net income per share is ¥2.71.

(This is calculated based on the average number of outstanding shares during the term after deducting treasury shares.)

10. For accounting of notes maturing on the last day of the business year, settlement is made on the date of clearing.

In this context, since the last day of the current business year fell on a bank holiday, the following matured notes are included in the closing balance:

Trade notes receivable	¥5,098 million
Trade notes payable	¥3,457 million

(5) Agenda

For this Proposal, the resolution shall take effect upon the approval of the extraordinary general meeting of shareholders, concerning the stock transfer of both companies as well as of the supervisory agencies as stipulated by law.

ARTICLES OF INCORPORATION
OF
Nissho Iwai–Nichimen Holdings Corporation

CHAPTER I.

GENERAL PROVISIONS

Article 1. (Corporate Name)

The name of the Company shall be Nichimen–Nissho Iwai Holdings Kabushiki Kaisha.
In English, the Company shall be called Nissho Iwai–Nichimen Holdings Corporation.

Article 2. (Purpose)

The purpose of the Company shall be to control and manage the business activities of the companies that conduct the following businesses and the foreign companies that conduct businesses equivalent thereto, by means of owning the shares or the equity of such companies, and to operate the following businesses:

(1) Sale and purchase and import and export business of the following products:

(i) Apparel and other textile products, and raw materials thereof

(ii) Food, sugar, fat and oil and the raw materials thereof, agriculture and fishery products, food products, beverages (including alcohol, liquor and beverages containing alcohol), salt and tobacco

(iii) Fertilizer, foodstuff and raw materials thereof

(iv) Electric, electronic and communication machinery, precision machinery, (including measuring instruments, gauges and medical devices) and other general machinery, pollution prevention equipment, such as exhaust gas desulfurizer, and other various mechanical appliances and vehicles, automobiles, marine vessels, aircrafts and other transportation-related machinery, and component parts thereof

(v) Iron and steel, nonferrous metals, metallic minerals, nonmetallic minerals, and products thereof

(vi) Resources, such as coal, petroleum, gas (including compressed gas and liquefied gas) and other fuels, nuclear materials for fuel, etc., and products thereof

(vii) Lumber, ceramic materials and products thereof, and other building materials

(viii) Paper, pulp, rubber, leather and products thereof, and office supplies, sports gear, musical instruments, furniture, daily necessities and miscellaneous goods

(ix) Chemical products, such as dye, pigment, coating, celluloid, plastic, explosives, medicaments (including medicines, quasi-medicines, medicines for animals, toxic substances, deleterious substances), radioactive substances, radioactive isotope, dental materials, sanitary goods, cosmetics, and raw materials thereof

(x) Publications, printed materials and images

(xi) Industrial water and drinking water

(xii) Developmental energy using wind power, solar heat, geothermal heat, etc.

(xiii) Plants and animals

(xiv) Firearms

(2) Manufacture and processing of the products set forth in the preceding item and contracting business thereof (including research and development)

(3) Planning, investigation, design, construction, administration, contracting and consulting business of construction work, architecture, civil engineering and demolition works

(4) Repair of various machinery, various mechanical equipment and various transportation-related machinery and component parts thereof, and installation contracting and administration business of various mechanical appliances and various mechanical equipment

(5) Agency business, brokerage business and wholesale business of each of the preceding items

(6) Warehousing business, cargo transportation handling business and agency business thereof

(7) Maritime transportation business, land transportation business, air transportation business and agency business thereof

(8) Damage insurance agency business, insurance agency business under the Automobile Liability Security Law, business concerning life insurance solicitation and insurance brokerage business

(9) Sale and purchase, lease, rental, agency and management business of real property

(10) Lease and rental of personal property and brokerage business thereof

(11) Purchase and sales business of noble medals, jewelry, fine art and antiques

(12) Development, mining and production of power resources, such as petroleum, coal, natural gas, geothermal heat, solar heat, nuclear power, hydraulic power, wind power, and resources, such as minerals, agricultural products, fishery products, stock farm products, forestry and any other plants and animals, and digging and sales of hot springs

(13) Agriculture, forestry and fishery business (cultivation, livestock, silviculture, lumber sawing, fishing, aquaculture business, etc.)

(14) Business concerning power generation and electricity supply

(15) General waste management business and industrial waste management business and purification processing business of contaminated soil and contaminated water

(16) Acquisition, sale and purchase, lease, planning, development, preservation, utilization, brokerage and transfer of industrial property rights, know-how, copyrights and any other intangible property rights, system engineering and software

(17) Business concerning processing and supply of information, telecommunication business, wired and wireless television and radio broadcasting business and program supply business

(18) Production and sales business of publications, printed materials and images

(19) Advertising business and advertising agency business

(20) Planning, management and operation of events

(21) Manufacturing and sale of various educational books and educational materials, and management of learning schools and culture classes

(22) Possession, management, purchase and sale, brokerage, sale and purchase mediation, and entrustment of securities, etc., sale and purchase of various credits, exchange transactions, credit cards, installment financing and various financial businesses

(23) Contracting business concerning accounting services, processing of financial statements and salary calculation

(24) Collection and analysis of credit information and data supply service business

(25) Commodities investment sales business and commodities investment advisory business

(26) Securities business, securities investment advisory business and investment advisory business related to securities

(27) Management of tourist facilities, such as hotels and Japanese inns, restaurants and leisure and sports facilities, such as golf courses and marine clubs

(28) Sale and mediation of rights to use and membership rights of membership hotels

(29) Management of hospitals, doctors' offices, clinics, paid nursing homes and pharmacies

(30) Travel business and travel agency business under the Travel Agency Law

(31) Worker dispatch business

(32) Inspection and maintenance service, etc., of construction facilities conducted under applicable laws and regulations, and entrustment, contracting, agency and brokerage business thereof

(33) Consulting of overall corporate management and administration services

(34) Investigation, research, education, training and entrustment business and consulting business for each of the preceding items and business incidental or related to the same

(35) All services and investment loan and guaranty incidental or related to each of the preceding items

Article 3. (Location of Head Office)

The Company shall have its head office in Minato-ku, Tokyo.

Article 4. (Method of Public Notice)

All public notices made by the Company shall be published in the *Nihon Keizai Shimbun*.

CHAPTER II.
SHARES

Article 5. (Total Number of Authorized Shares)

The total number of shares authorized to be issued by the Company shall be 617,432,600 shares, among which 463,432,600 shares shall be ordinary shares, 110,000,000 shares shall be Class I preferred shares, 33,000,000 shares shall be Class II preferred shares and 11,000,000 shares shall be Class III preferred shares; provided, however, that in the event of a cancellation of ordinary shares or cancellation or conversion of preferred shares into ordinary shares, the number of shares authorized to be issued shall be reduced by the number of shares so cancelled or converted from the number of shares of the same type.

Article 6. (Number of Shares Per Unit)

1. The number of shares per unit of ordinary shares, Class I preferred shares, Class II preferred shares and Class III preferred shares of the Company shall be one hundred (100) shares.

2. The Company shall not issue share certificates for shares constituting less than one (1) unit (*tangen*) of shares (hereinafter referred to as the "Shares Not Constituting A Full Unit"); provided, however, that this provision shall not apply when prescribed in the Share Handling Regulations.

3. The shareholders (including beneficial shareholders; hereinafter the same) holding the Shares Not Constituting A Full Unit of the Company may, in accordance with the provisions prescribed in the Share Handling Regulations and by paying the prescribed fee, request the Company to sell the number of shares of the Company which would together with the Shares Not Constituting A Full Unit of the Company that he/she holds, make the number of shares one (1) unit; provided, however, that this provision shall not apply in the event that the Company does not hold the shares relating to such request, or when otherwise prescribed in the Share Handling Regulations.

Article 7. (Share Handling Regulations)

Denominations of share certificates, registration of the transfer of shares, entries or recordings in the register of beneficial shareholders, registration of pledge or cancellation thereof, indication of trust assets or the cancellation thereof, purchase and sale of the Shares Not Constituting A Full Unit, administration of register of lost shares and other operations relating to shares and the handling fees therefor of the Company shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to applicable laws and regulations and these Articles of Incorporation.

Article 8. (Record Date)

1. The Company shall deem the shareholders who have voting rights entered or recorded in the last register of shareholders (including the register of beneficial shareholders; hereinafter the same) as of March 31 of each year as the shareholders who shall be entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant term for closing of accounts.

2. Unless otherwise prescribed in the immediately preceding section or any other provisions of these Articles of Incorporation, whenever necessary, pursuant to a resolution of the Board of Directors and upon giving a prior public notice thereof, the Company may deem shareholders or registered pledgees entered or recorded in the last register of shareholders as of a certain date as the shareholders or registered pledgees who shall be entitled to exercise their rights

Article 9. (Transfer Agent)

1. The Company shall appoint a transfer agent with respect to shares.

2. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and public notice shall be given with respect thereto.

3. The register of shareholders and the register of lost shares of the Company shall be kept at the handling office of the transfer agent, and registration of the transfer of shares, entries or recordings in the register of beneficial shareholders, purchase and sale of the Shares Not Constituting A Full Unit, administration of the register of lost shares and other operations relating to shares shall be handled by the transfer agent and shall not be handled by the Company.

CHAPTER II-2.

PREFERRED SHARES

Article 9-2. (Class-I Preferred Shares)

(Class-I Preferred Dividends)

1. (i) In case dividends are paid by the Company as provided for in Article 37, the Company shall pay dividends per Class-I Preferred Share in the amount determined by a resolution of the Board of Directors of the Company at the time of issuance to the holders of the relevant preferred shares (hereinafter referred to as the "Class-I Preferred Shareholders") or the registered pledgees in respect of the relevant preferred shares (hereinafter referred to as the "Class-I Registered Preferred Pledgees"), in priority to the holders of the ordinary shares (hereinafter referred to as the "Ordinary Shareholders") and the registered pledgees in respect of the ordinary shares (hereinafter referred to as the "Registered Ordinary Pledgees"), which amount per Class-I Preferred Share shall not exceed the amount obtained by multiplying the subscription money per Class-I Preferred Share by 10/100 in the relevant business year (hereinafter referred to as the "Class-I Preferred Share Dividend"); provided, however, if Class-I Preferred Share Interim Dividend as provided for in the following Section 9-2.2 has been paid in that relevant business year, the amount so paid as Class-I Preferred Share Interim Dividend shall be deducted from the amount of the relevant Class-I Preferred Share Dividend.

   (ii) If the amount of dividend per Class-I Preferred Share to be paid to the Class-I Preferred Shareholders or the Class-I Registered Preferred Pledgees during a business year falls short of the Class-I Preferred Share Dividend, such deficiency shall not be payable in any succeeding business year.

   (iii) The Company shall not pay any amount in excess of the Class-I Preferred Share Dividends to any Class-I Preferred Shareholder or Class-I Registered Preferred Pledgee as dividends in any given business year.

(Class-I Preferred Share Interim Dividends)

2. In case interim dividends are paid by the Company as provided for in Article 38, the Company shall pay interim dividends per Class-I Preferred Share in the amount determined by a resolution of the Board of Directors of the Company at the time of issuance to the Class-I Preferred Shareholders or the Class-I Registered Preferred Pledgees, in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees, which amount per Class-I Preferred Share shall not exceed the amount obtained by multiplying the Class-I Preferred Share Dividend in the relevant business year by one-half (1/2) (hereinafter referred to as the "Class-I Preferred Share Interim Dividend").

(Distribution of Residual Assets)

3. (i) In the case of distribution of residual assets of the Company, the amount equivalent to the subscription money per Class-I Preferred Share shall be payable per Class-I Preferred Share to the Class-I Preferred Shareholders or the Class-I Registered Preferred Pledgees in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees.

   (ii) Except as provided for in the preceding paragraph, no distribution of the residual assets shall be made to any Class-I Preferred Shareholder or Class-I Registered Preferred Pledgee.

(Cancellation by Purchase of Class-I Preferred Shares)

4. The Company may, at any time, purchase the Class I Preferred Shares and cancel them at the purchase prices thereof by use of the profits which shall otherwise be payable to shareholders.

(Voting Rights)

5. No Class-I Preferred Shareholder shall have voting rights at any general meeting of shareholders with respect to the preferred shares held by him/her; provided however, on and after April 1, 2007, in the case that the amount after deducting the total purchase price of the preferred shares to be determined at the ordinary general meeting of shareholders of the Company with respect to the immediately preceding business year, from the unappropriated profits for the immediately preceding business year of the Company exceeds 60 billion yen, and

(i) if no proposal to pay the full amount of the Class-I Preferred Dividends to the Class-I Preferred Shareholders is submitted to the relevant general meeting, then the Class-I Preferred Shareholders shall have voting rights from the time of the relevant general meeting until such time it is determined that the Class-I Preferred Dividends will be distributed to the Class-I Preferred Shareholders, and (ii) if such proposal is rejected at the relevant general meeting, the Class-I Preferred Shareholders shall have voting rights after the closing of the relevant general meeting until such time it is determined that the Class-I Preferred Dividends will be Distributed to the Class-I Preferred Shareholders.

(Consolidation or Division of Shares and Grant of Preemptive Rights)

6. (i) Unless otherwise provided for by laws or ordinances, no consolidation or division with respect to the Class-I Preferred Shares shall be made.

   (ii) No preemptive rights to subscribe for newly issued shares nor to subscribe for acquisition rights of newly issued shares or for bonds with acquisition rights of newly issued shares shall be granted by the Company to the Class-I Preferred Shareholders.

(Conversion Rights)

7. Any of the Class-I Preferred Shareholders may request conversion of the Class-I Preferred Shares into ordinary shares, on the terms determined by a resolution of the Board of Directors of the Company at the time of issuance, during the period available for conversion, also determined by such resolution.

(Mandatory Conversion)

8. (i) All of the Class-I Preferred Shares with respect to which no request for conversion is made during the period available for conversion shall be mandatorily converted, as of the date determined by the Board of Directors which shall be a date (for the purpose of this Section 9-2.8, referred to as the "Mandatory Conversion Date") immediately following the last day of such period available for conversion or anytime thereafter, into ordinary shares, in the number obtained by dividing an amount equivalent to the subscription money for the Class-I Preferred Shares by the average of the closing prices (regular way) (including the closing bid or offered price) of shares of the Company's common stock on the Tokyo Stock Exchange for each of the 30 trading days (not including any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date (for the purpose of this section, such average being referred to as the "Mandatory Conversion Price"); provided, however, that such average shall be obtained by calculating down to the nearest hundredth of 1 yen and thereafter rounding upward as the case may be, to the nearest tenth of 1 yen with less than five-hundredths of 1 yen being disregarded.

   (ii) In the immediately preceding paragraph, if the Mandatory Conversion Price falls below the minimum mandatory conversion price determined by the Board of Directors at the time of issuance, the Class-I Preferred Shares shall be mandatorily converted into ordinary shares in the number obtained by dividing an amount equivalent to the subscription money for the Class-I Preferred Shares by such minimum mandatory conversion price.

   (iii) In the case that the Board of Directors has determined the maximum mandatory conversion price at the time of issuance (but such maximum mandatory conversion price shall be more than or equal to the conversion price of the Class-I Preferred Shares applicable as of the last day of such period available for conversion prescribed in the immediately preceding section), if the Mandatory Conversion Price is more than such maximum mandatory conversion price under paragraph (i) above, the Class-I Preferred Shares shall be mandatorily converted into ordinary shares in the number obtained by dividing an amount equivalent to the subscription money for the Class-I Preferred Shares by such maximum mandatory conversion price.

(iv) Fractions of one share obtained as a result of calculating the number of ordinary shares as set forth above, if any, shall be treated in the manner pursuant to Article 220 of the Commercial Code of Japan.

(Statute of Limitation on Class-I Preferred Dividends, etc.)

9. The provisions of Article 39 shall apply, *mutatis mutandis*, to the payments of the Class-I Preferred Dividends and the Class-I Preferred Interim Dividends.

Article 9-3. (Class-II Preferred Shares)

(Class-II Preferred Dividends)

1. (i) In case dividends are paid by the Company as provided for in Article 37, the Company shall pay dividends per Class-II Preferred Share in the amount determined by a resolution of the Board of Directors of the Company at the time of issuance to the holders of the relevant preferred shares (hereinafter referred to as the "Class-II Preferred Shareholders") or the registered pledgees in respect of the relevant preferred shares (hereinafter referred to as the "Class-II Registered Preferred Pledgees"), in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees, which amount per Class-II Preferred Share shall not exceed the amount obtained by multiplying the subscription money per Class-II Preferred Share by 10/100 in the relevant business year (hereinafter referred to as the "Class-II Preferred Share Dividends"); provided, however, if Class-II Preferred Share Interim Dividend as provided for in the following Section 9-3.2 has been paid in that relevant business year, the amount so paid as Class-II Preferred Share Interim Dividend shall be deducted from the amount of the relevant Class-II Preferred Share Dividend.

   (ii) If the amount of dividend per Class-II Preferred Share to be paid to the Class-II Preferred Shareholders or the Class-II Registered Preferred Pledgees during a business year falls short of the Class-II Preferred Share Dividend, such deficiency shall not be payable in any succeeding business year.

   (iii) The Company shall not pay any amount in excess of the Class-II Preferred Share Dividends to any Class-II Preferred Shareholder or Class-II Registered Preferred Pledgee as dividends in any given business year.

(Class-II Preferred Share Interim Dividends)

2. In case interim dividends are paid by the Company as provided for in Article 38, the Company shall pay interim dividends per Class-II Preferred Share in the amount determined by a resolution of the Board of Directors of the Company at the time of issuance to the Class-II Preferred Shareholders or the Class-II Registered Preferred Pledgees, in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees, which amount per Class-II Preferred Share shall not exceed the amount obtained by multiplying the Class-II Preferred Share Dividend in the relevant business year by one-half (1/2) (hereinafter referred to as the "Class-II Preferred Share Interim Dividend").

(Distribution of Residual Assets)

3. (i) In the case of distribution of residual assets of the Company, the amount equivalent to the subscription money per Class-II Preferred Share shall be payable per Class-II Preferred Share to the Class-II Preferred Shareholders or the Class-II Registered Preferred Pledgees in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees.

   (ii) Except as provided for in the preceding paragraph, no distribution of the residual assets shall be made to any Class-II Preferred Shareholder or Class-II Registered Preferred Pledgee.

(Cancellation by Purchase of Class-II Preferred Shares)

4. The Company may, at any time, purchase the Class-II Preferred Shares and cancel them at the purchase price thereof by use of the profits which shall otherwise be payable to shareholders.

(Request for Redemption of Class-II Preferred Shareholders)

5. (i) On and after the date after twelve (12) years have passed from the issuance date of the Class-II Preferred Shares, if the unappropriated profits for the immediately previous business year of the Company exceeds 60 billion yen, the Class-II Preferred Shareholders may, during the period determined by the Board of Directors at the time of issuance (hereinafter referred to as the "Redemption Request Period"), request redemption of their Class-II Preferred Shares, in whole or in part, to the extent within the amount after deducting the total purchase price determined or to be determined at the ordinary general meeting of shareholders with respect to the business year immediately preceding the business year in which such request has been made, from the amount obtained by multiplying such unappropriated profits by one-half (1/2). The Company shall complete such redemption within one (1) month from the expiration date of the Redemption Request Period.

   (ii) In case there are requests for redemption beyond the said extent from the Class-II Preferred Shareholders, the priority order with respect to such redemption shall be determined by way of lottery to be conducted after the end of the Redemption Request Period or other methods.

   (iii) The redemption price per Class-II Preferred Share shall be the amount equivalent to the subscription money per Class-II Preferred Share.

(Voting Rights)

6. No Class-II Preferred Shareholder shall have voting rights at any general meeting of shareholders with respect to the preferred shares held by him/her; provided however, on and after April 1, 2007, in the case that the amount after deducting the total purchase price of the preferred shares to be determined at the ordinary general meeting of shareholders of the Company with respect to the immediately preceding business year, from the unappropriated profits for the immediately preceding business year of the Company exceeds 60 billion yen, and (i) if no proposal to pay the full amount of the Class-II Preferred Dividends to the Class-II Preferred Shareholders is submitted to the relevant general meeting, then the Class-II Preferred Shareholders shall have voting rights from the time of the relevant general meeting until such time it is determined that the Class-II Preferred Dividends will be distributed to the Class-II Preferred Shareholders, and (ii) if such proposal is rejected at the relevant general meeting, the Class-II Preferred Shareholders shall have voting rights after the closing of the relevant general meeting until such time it is determined that the Class-II Preferred Dividends will be distributed to the Class-II Preferred Shareholders.

(Consolidation or Division of Shares and Grant of Preemptive Rights)

7. (i) Unless otherwise provided for by laws or ordinances, no consolidation or division with respect to the Class-II Preferred Shares shall be made.

   (ii) No preemptive rights to subscribe for newly issued shares nor to subscribe for acquisition rights of newly issued shares or for bonds with acquisition rights of newly issued shares shall be granted by the Company to the Class-II Preferred Shareholders.

(Conversion Rights)

8. Any of the Class-II Preferred Shareholders may request conversion of the Class-II Preferred Shares into ordinary shares, on the terms determined by a resolution of the Board of Directors of the Company at the time of issuance, during the period available for conversion, also determined by such resolution.

(Mandatory Conversion)

9. (i) All of the Class-II Preferred Shares with respect to which no request for conversion is made during the period available for conversion shall be mandatorily converted, as of the date determined by the Board of Directors which shall be a date (for the purpose of this Section, referred to as the "Mandatory Conversion

Date") immediately following the last day of such period available for conversion or anytime thereafter, into ordinary shares, in the number obtained by dividing an amount equivalent to the subscription money for the Class-II Preferred Shares by the average of the closing prices (regular way) (including the closing bid or offered price) of shares of the Company's common stock on the Tokyo Stock Exchange for each of the 30 trading days (not including any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date (for the purpose of this section, such average being referred to as the "Mandatory Conversion Price"); provided, however, that such average shall be obtained by calculating down to the nearest hundredth of 1 yen and thereafter rounding upward as the case may be, to the nearest tenth of 1 yen with less than five-hundredths of 1 yen being disregarded.

(ii) In the immediately preceding paragraph, if the Mandatory Conversion Price falls below the minimum mandatory conversion price determined by the Board of Directors at the time of issuance, the Class-II Preferred Shares shall be mandatorily converted into ordinary shares in the number obtained by dividing an amount equivalent to the subscription money for the Class-II Preferred Shares by such minimum mandatory conversion price.

(iii) In the case that the Board of Directors has determined the maximum mandatory conversion price at the time of issuance (but such maximum mandatory conversion price shall be more than or equal to the conversion price of the Class-II Preferred Shares applicable as of the last day of such period available for conversion prescribed in the immediately preceding section), if the Mandatory Conversion Price is more than such maximum mandatory conversion price under paragraph (i) above, the Class-II Preferred Shares shall be mandatorily converted into ordinary shares in the number obtained by dividing an amount equivalent to the subscription money for the Class-II Preferred Shares by such maximum mandatory conversion price.

(iv) Fractions of one share obtained as a result of calculating the number of ordinary shares as set forth above, if any, shall be treated in the manner pursuant to Article 220 of the Commercial Code of Japan.

(Statute of Limitation on Class-II Preferred Dividends, etc.)

10. The provisions of Article 39 shall apply, *mutatis mutandis*, to the payments of the Class-II Preferred Dividends and the Class-II Preferred Interim Dividends.

Article 9-4. (Class-III Preferred Shares)

(Class-III Preferred Dividends)

1. (i) In case dividends are paid by the Company as provided for in Article 37, the Company shall pay dividends per Class-III Preferred Share in the amount determined by a resolution of the Board of Directors of the Company at the time of issuance to the holders of the relevant preferred shares (hereinafter referred to as the "Class-III Preferred Shareholders") or the registered pledgees in respect of the relevant preferred shares (hereinafter referred to as the "Class-III Registered Preferred Pledgees"), in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees, which amount per Class-III Preferred Share shall not exceed the amount obtained by multiplying the subscription money per Class-III Preferred Share by 10/100 in the relevant business year (hereinafter referred to as the "Class-III Preferred Share Dividend"); provided, however, if Class-III Preferred Share Interim Dividend as provided for in the following Section 9-4.2 has been paid in that relevant business year, the amount so paid as Class-III Preferred Share Interim Dividend shall be deducted from the amount of the relevant Class-III Preferred Share Dividend.

(ii) If the amount of dividend per Class-III Preferred Share to be paid to the Class-III Preferred Shareholders or the Class-III Registered Preferred Pledgees during a business year falls short of the Class-III Preferred Share Dividend, such deficiency shall not be payable in any succeeding business year.

(iii) The Company shall not pay any amount in excess of the Class-III Preferred Share Dividends to any Class-III Preferred Shareholder or Class-III Registered Preferred Pledgee as dividends in any given business year.

(Class-III Preferred Share Interim Dividends)

2. In case interim dividends are paid by the Company as provided for in Article 38, the Company shall pay interim dividends per Class-III Preferred Share in the amount determined by a resolution of the Board of Directors of the Company at the time of issuance to the Class-III Preferred Shareholders or the Class-III Registered Preferred Pledgees, in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees, which amount per Class-III Preferred Share shall not exceed the amount obtained by multiplying the Class-III Preferred Share Dividend in the relevant business year by one-half (1/2) (hereinafter referred to as the "Class-III Preferred Share Interim Dividend").

(Distribution of Residual Assets)

3. (i) In the case of distribution of residual assets of the Company, the amount equivalent to the subscription money per Class-III Preferred Share shall be payable per Class-III Preferred Share to the Class-III Preferred Shareholders or the Class-III Registered Preferred Pledgees in priority to the Ordinary Shareholders and the Registered Ordinary Pledgees.

   (ii) Except as provided for in the preceding paragraph, no distribution of the residual assets shall be made to any Class-III Preferred Shareholder or Class-III Registered Preferred Pledgee.

(Cancellation by Purchase of Class-III Preferred Shares)

4. The Company may, at any time, purchase the Class-III Preferred Shares and cancel them at the purchase prices thereof by use of the profits which shall otherwise be payable to shareholders.

(Mandatory Redemption of Class-III Preferred Shares)

5. (i) The Company may, after the third anniversary of the issuance date of the Class-III Preferred Shares, mandatorily redeem the Class-III Preferred Shares in whole or in part, in the event that the daily closing price (regular way) of shares of the Company's common stock on the Tokyo Stock Exchange for consecutive 20 trading days is more than or equal to such price obtained by multiplying the conversion price (as determined by a resolution of the Board of Directors at the time of issuance) of the Class-III Preferred Shares applicable as of each of these trading days by the ratio as determined by a resolution of the Board of Directors at the time of issuance.

   (ii) The redemption price per Class-III Preferred Share shall be the amount equivalent to the subscription money per Class-III Preferred Share.

   (iii) In the case of a partial redemption, such redemption shall be made by way of lottery or other methods.

(Voting Rights)

6. No Class-III Preferred Shareholder shall have voting rights at any general meeting of shareholders with respect to the preferred shares held by him/her; provided however, on and after April 1, 2007, in the case that the amount after deducting the total purchase price of the preferred shares to be determined at the ordinary general meeting of shareholders of the Company with respect to the immediately preceding business year, from the unappropriated profits for the immediately preceding business year of the Company exceeds 60 billion yen, and (i) if no proposal to pay the full amount of the Class-III Preferred Dividends to the Class-III Preferred Shareholders is submitted to the relevant general meeting, then the Class-III Preferred Shareholders shall have voting rights from the time of the relevant general meeting until such time it is determined that the Class-III Preferred Dividends will be distributed to the Class-III Preferred Shareholders, and (ii) if such proposal is rejected at the relevant general meeting, the Class-III Preferred Shareholders shall have voting rights after the

closing of the relevant general meeting until such time it is determined that the Class-III Preferred Dividends will be distributed to the Class-III Preferred Shareholders.

(Consolidation or Division of Shares and Grant of Preemptive Rights)

7. (i) Unless otherwise provided for by laws or ordinances, no consolidation or division with respect to the Class-III Preferred Shares shall be made.

   (ii) No preemptive rights to subscribe for newly issued shares nor to subscribe for acquisition rights of newly issued shares or for bonds with acquisition rights of newly issued shares shall be granted by the Company to the Class-III Preferred Shareholders.

(Conversion Rights)

8. Any of the Class-III Preferred Shareholders may request conversion of the Class-III Preferred Shares into ordinary shares, on the terms determined by a resolution of the Board of Directors of the Company at the time of issuance, during the period available for conversion, also determined by such resolution.

(Mandatory Conversion)

9. (i) All of the Class-III Preferred Shares with respect to which no request for conversion is made during the period available for conversion shall be mandatorily converted, as of the date determined by the Board of Directors which shall be a date (for the purpose of this Section, referred to as the "Mandatory Conversion Date") immediately following the last day of such period available for conversion or anytime thereafter, into ordinary shares, in the number obtained by dividing an amount equivalent to the subscription money for the Class-III Preferred Shares by the average of the closing prices (regular way) (including the closing bid or offered price) of shares of the Company's common stock on the Tokyo Stock Exchange for each of the 30 trading days (not including any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date (for the purpose of this section, such average being referred to as the "Mandatory Conversion Price"); provided, however, that such average shall be obtained by calculating down to the nearest tenth of ¥1 and thereafter rounding down to the nearest whole yen.

   (ii) In the immediately preceding paragraph above, if the Mandatory Conversion Price falls below the minimum mandatory conversion price determined by the Board of Directors at the time of issuance, the Class-III Preferred Shares shall be mandatorily converted into ordinary shares in the number obtained by dividing an amount equivalent to the subscription money for the Class-III Preferred Shares by such minimum mandatory conversion price.

   (iii) In the case that the Board of Directors has determined the maximum mandatory conversion price at the time of issuance (but such maximum mandatory conversion price shall be more than or equal to the conversion price of the Class-III Preferred Shares applicable as of the last day of such period available for conversion prescribed in the immediately preceding section), if the Mandatory Conversion Price is more than such maximum mandatory conversion price under paragraph (i) above, the Class-III Preferred Shares shall be mandatorily converted into ordinary shares in the number obtained by dividing an amount equivalent to the subscription money for the Class-III Preferred Shares by such maximum mandatory conversion price.

   (iv) Fractions of one share obtained as a result of calculating the number of ordinary shares as set forth above, if any, shall be treated in the manner pursuant to Article 220 of the Commercial Code of Japan.

(Statute of Limitation on Class-III Preferred Dividends, etc.)

10. The provisions of Article 39 shall apply, *mutatis mutandis*, to the payments of the Class-III Preferred Dividends and the Class-III Preferred Interim Dividends.

Article 9-5. (Order of Priority)

Class-I Preferred Shares, Class-II Preferred Shares and Class-III Preferred Shares shall rank *pari passu* with each other in respect of the payment of the preferred dividends and the preferred interim dividends, and the distribution of residual assets.

CHAPTER III.

GENERAL MEETINGS OF SHAREHOLDERS

Article 10. (Convocation)

An ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the day following each term for closing of accounts, and a special meeting of shareholders shall be convened whenever necessary.

Article 11. (Convocation Place)

A general meeting of shareholders may be convened at the head office or within any ward of the Metropolis of Tokyo.

Article 12. (Chairman)

1. The President shall preside as chairman at general meetings of shareholders.
2. If the President is unable to preside, another director may preside at the meeting in accordance with the order previously determined by a resolution of the Board of Directors.

Article 13. (Method of Resolution)

1. Unless otherwise prescribed by laws or regulations or these Articles of Incorporation, a resolution of a general meeting of shareholders shall be adopted by a majority of the voting rights of shareholders present at the meeting.
2. The resolution of a general meeting of shareholders made pursuant to the provisions of Article 343, Paragraph 1 of the Commercial Code shall be adopted by a vote of two-thirds (2/3) of the shareholders present at a relevant meeting where shareholders holding an aggregate of one-third (1/3) or more of the total number of shares with voting rights are present.

Article 14. (Voting by Proxy)

1. Shareholders may exercise their voting rights by proxy; provided, however that such proxy shall be a shareholder of the Company entitled to exercise voting rights.
2. The shareholder or the proxy set forth in the preceding section shall submit to the Company a document evidencing his/her appointment as proxy for each general meeting of shareholders.

Article 15. (Minutes)

The substance of proceedings and the results of general meetings of shareholders shall be entered or recorded in the minutes, and the chairman and the directors present at the meeting shall affix their names and seals thereon, or affix electronic signatures thereto.

Article 16. (General Meetings of Holder of Classes of Shares)

1. The provisions of Articles 11, 12, 14 and 15 hereof shall apply *mutatis mutandis* to the general meetings of holders of classes of shares.

2. The provisions of Section 8.1 hereof shall apply *mutatis mutandis* to the general meetings of holders of classes of shares held on the same date as the ordinary general meeting of shareholders.

CHAPTER IV.
DIRECTORS AND BOARD OF DIRECTORS

Article 17. (Number of Directors)

The Company shall have ten (10) or less directors.

Article 18. (Election of Directors)

1. The directors shall be elected at a general meeting of shareholders.

2. The election of the directors shall be made by a majority vote of the shareholders present at a relevant meeting where shareholders holding an aggregate of one-third (1/3) or more of the total number of shares with voting rights are present.

3. Cumulative voting shall not be used in the election of directors.

Article 19. (Term of Office of Directors)

1. The term of office of a director shall expire at the close of the ordinary general meeting of shareholders concerning the last term for closing of accounts occurring within one (1) year after his/her assumption of office.

2. The term of office of a director elected to fill a vacancy or elected due to an increase in the number of directors shall be concurrent with the remaining term of office of his/her predecessor or other directors.

Article 20. (Representative Directors and Directors with Titles)

1. Representative director(s) shall be appointed from among the directors by a resolution of the Board of Directors.

2. The representative director(s) shall each represent the Company respectively.

3. By a resolution of the Board of Directors, one (1) Chairman and one (1) President shall be appointed. Furthermore, by a resolution of the Board of Directors, some Vice-Presidents, Senior Managing Directors (*senmu*) and Managing Directors (*jomu*), respectively, may be appointed.

Article 21. (Person to Convene Meetings of Board of Directors and Chairman of the Meeting)

1. Unless otherwise prescribed in laws or regulations, the Chairman shall convene the meetings of the Board of Directors and preside as chairman.

2. If the Chairman is unable to preside, another director may preside at the meeting in accordance with the order previously determined by the Board of Directors.

Article 22. (Notice to Convene Meetings of Board of Directors)

1. Notice to convene a meeting of the Board of Directors shall be dispatched to each director and corporate auditor at least three (3) days prior to the date of such meeting; provided, however, that in the case of an emergency, such period may be shortened.

2. A meeting of the Board of Directors may be held without taking the convocation procedures with the unanimous consent of the directors and corporate auditors.

Article 23. (Method of Resolutions at Meetings of Board of Directors)

Resolutions of the Board of Directors shall be adopted at a meeting at which a majority of the directors are present, and by majority vote of the directors present at the meeting.

Article 24. (Minutes of Meetings of Board of Directors)

The proceedings and the results of the meetings of the Board of Directors shall be entered or recorded in the minutes, and the directors and corporate auditors present at the meeting shall affix their names and seals thereon, or affix electronic signatures thereto.

Article 25. (Rules of Board of Directors)

Matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors determined by the Board of Directors, in addition to the applicable laws and regulations and these Articles of Incorporation.

Article 26 (Exemption from Director's Liability)

1. Pursuant to the provisions of Article 266, Paragraph 12 of the Commercial Code, the Company may, by a resolution of the Board of Directors, exempt director(s) (including former directors) from liability concerning the actions set forth in Article 266, Paragraph 1, Item 5 of the Commercial Code, to the extent allowed by applicable laws and regulations.

2. The Company may, pursuant to the provisions of Article 266, Paragraph 19 of the Commercial Code, enter into an agreement with its independent directors which limits their liabilities for those actions set forth in Article 266, Paragraph 1, Item 5 of the Commercial Code; provided, however, that the limitation of liabilities under such agreements shall be the higher of (i) the amount prescribed in advance which shall be ten million (10,000,000) yen or more, and (ii) the amount set forth by applicable laws and regulations.

CHAPTER V.

CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 27. (Number of Corporate Auditors)

The Company shall have five (5) or less corporate auditors.

Article 28. (Election of Corporate Auditors)

1. The corporate auditors shall be elected at a general meeting of shareholders.

2. The election of the corporate auditors shall be made by a majority vote of the shareholders present at a relevant meeting where shareholders holding an aggregate of one-third (1/3) or more of the total number of shares with voting rights are present.

Article 29. (Term of Office of Corporate Auditors)

1. The term of office of a corporate auditor shall expire at the close of the ordinary general meeting of shareholders concerning the last term for closing of accounts occurring within four (4) years after his/her assumption of office.

2. The term of office of a corporate auditor elected to fill a vacancy shall be concurrent with the remaining term of office of his/her predecessor.

Article 30. (Full-time Corporate Auditors)

The corporate auditors shall appoint full-time corporate auditor(s) from among them.

Article 31. (Notice to Convene Meetings of Board of Corporate Auditors)

1. Notice to convene a meeting of the Board of Corporate Auditors shall be dispatched to each corporate auditor at least three (3) days prior to the date of such meeting; provided, however, that in the case of an emergency, such period may be shortened.

2. A meeting of the Board of Corporate Auditors may be held without taking the convocation procedures with the unanimous consent of the corporate auditors.

Article 32. (Method of Resolutions of Meetings of Board of Corporate Auditors)

Unless otherwise prescribed in laws or regulations, resolutions of the Board of Corporate Auditors shall be adopted by majority vote of the corporate auditors.

Article 33. (Minutes of Meetings of Board of Corporate Auditors)

The proceedings and the results of meetings of the Board of Corporate Auditors shall be entered or recorded in the minutes, and the corporate auditors present at the meeting shall affix their names and seals thereon, or affix electronic signatures thereto.

Article 34. (Rules of Board of Corporate Auditors)

Matters concerning the Board of Corporate Auditors shall be governed by the Rules of the Corporate Auditors determined by the Board of Corporate Auditors, in addition to the applicable laws and regulations and these Articles of Incorporation.

Article 35 (Exemption from Corporate Auditor's Liability)

Pursuant to Article 280, Paragraph 1 of the Commercial Code, the Company may, by a resolution of the Board of Directors, exempt corporate auditors (including former corporate auditors) from liability to the extent allowed by applicable laws and regulations.

CHAPTER VI.

ACCOUNTING

Article 36. (Business Year)

The business year of the Company shall commence on April 1 of each year and end on March 31 of the following year, and the term for closing of accounts shall be the last day of the business year.

Article 37. (Dividends)

Dividends shall be paid to the shareholders or registered pledgees entered or recorded in the last register of shareholders as of March 31 of each year.

Article 38. (Interim Dividends)

Distribution of interim dividends (meaning distribution of money under the provisions of Article 293-5 of the Commercial Code; hereinafter the same) to the shareholders and the registered pledgees entered or recorded in the last register of shareholders as of September 30 of each year may be made by a resolution of the Board of Directors.

Article 39. (Dividend Expiration Period)

1. If the dividends or interim dividends are not received by the shareholders even after three (3) years have passed from the date on which the payment was first offered, the Company shall be relieved from its obligation to make such payment to the relevant shareholders.

2. No interest shall accrue on dividends or interim dividends.

SUPPLEMENTARY PROVISIONS

Article 1. (Shares to be Issued Upon Incorporation)

1. The Company shall be incorporated by way of share transfer as set forth in Article 364 of the Commercial Code.

2. The total number of shares to be issued upon the incorporation of the Company shall be ______ 154,358,166 shares of common stock.

3. In the event that during the period commencing on January 1, 2003 and ending on the date immediately preceding the date of the share transfer, (i) the share subscription rights issued by Nissho Iwai Corporation set forth in former Article 280, Paragraph 19 of the Commercial Code are exercised, or (ii) conversion rights in respect of the first series unsecured convertible bonds issued by Nissho Iwai are exercised, notwithstanding the preceding section, the total number of shares to be issued upon the incorporation of the Company shall be the aggregate of the following numbers less the fraction of less than one (1) share: (i) the number of the ordinary shares issued as a result of the exercise of such subscription rights or such conversion rights relating to Nissho Iwai Corporation's ordinary shares in addition to 874,434,453 shares, multiplied by 100/1000, and (ii) 434,511,179 shares multiplied by 154/1000.

Article 2. (Initial Business Year)

Notwithstanding the provisions of Article 36 hereof, the initial business year of the Company shall commence on the date of incorporation of the Company and end on March 31, 2004.

Article 3. (Terms of Office of Initial Directors and Corporate Auditors)

Notwithstanding the provisions of Articles 19 and 29 hereof, the terms of office of the initial directors and corporate auditors shall expire at the close of the ordinary general meeting of shareholders concerning the last term for closing of accounts occurring within one (1) year after his/her assumption of office.

Article 4. Compensation of Initial Directors and Corporate Auditors

The aggregate compensation of the initial directors of the Company during their term of office shall be less than or equal to the sixteen million (16,000,000) yen per month, and the aggregate compensation of the initial corporate auditors of the Company during their term of office shall be less than or equal to five million five hundred thousand (5,500,000) yen per month.

Article 5. Deletion of Supplementary Provisions

These supplementary provisions shall be deleted as of the close of the initial ordinary general meeting of shareholders.

Proposal No. 2 Partial revision of Articles of Incorporation

We have provisions concerning the record date in Article 7 of the Articles of Incorporation under such provisions the Company shall deem any shareholder whose name is stipulated or recorded in the register of beneficial shareholders as of the end of the record date to be a shareholder who is entitled to exercise the rights at the annual meetings of shareholders or in other cases.

While shareholders' rights should in principle be exercised based on record in the register of shareholders and the register of beneficial shareholders as of the date when the right is to be exercised, however, it is anticipated that the shareholders of publicly traded companies are constantly changing, and it is practically difficult to obtain the accurate information on daily changes in shareholders. This is why we have stipulated the provisions concerning the record date in the Company's Articles of Incorporation as the indispensable system to properly perform the handling of shares.

However, if the share transfer is implemented as proposed in Proposal No.1, the shareholder of the Company shall be only "Nissho Iwai-Nichimen Holdings Corporation," who becomes 100% parent of the Company. Consequently, the record date will not be necessary any more.

For this reason, on the condition that Proposal No. 1 shall be approved, and the resolution thereof shall become effective, we propose that the provisions of record date stipulated in Article 7 of the Articles of Incorporation be deleted.

The details of revision are as follows:

(Underlined indicate the parts amended.)

Current provision	Revision plan
Chapter II Share Article 7 <u>The Company shall provide that the shareholders (including actual shareholders. This shall hereinafter apply.) who are entered in the final shareholders list and actual shareholders list on March 31 each year and may exercise voting rights shall be those who may exercise their rights at the annual meeting of shareholders for that term.</u> <u>Unless otherwise provided in the above item or Articles of Incorporation, shareholders or registered pledgees entered in the final shareholders list and actual shareholders list on a specific date may be regarded as shareholders or pledgees who may exercise their rights by the resolution of the board of directors by giving prior public notice, where necessary.</u>	Chapter II Share Article 7 <u><deleted></u>

GUIDE MAP FOR THE PLACE OF MEETING OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Meeting room: 3-1 Daiba 2-chome, Minato-ku, Tokyo
Tokyo Head Office of Nissho Iwai Corporation

Access: Yurikamome Line
13 minutes from "Shimbashi Station"
4 minutes on foot from South Exit of "Odaiba Kaihinkoen Station"

Rinkai Line
11 minutes from "Osaki Station"
7 minutes from "Shinkiba Station"
6 minutes on foot from Tokyo Teleport Station
○ Please refrain from coming by a car.

Location:


有楽町
地下鉄有楽町線
新橋
ゆりかもめ
浜松町
大崎
天王洲アイル
大井町
新木場
水上バスのりば
お台場海浜公園
アクアシティ
お台場
デックス
東京ビーチ
シーリアお台場
五番街
台場駅
フジテレビ
台場フロン
ティアビル
お台場海浜公園駅
日商岩井東京本社
(トレードピアお台場)
高速湾岸線
東京テレポート駅
りんかい線

Joint Press Release issued by Nichimen Corporation and Nissho Iwai Corporation, dated December 11, 2002

[English translation]

December 11, 2002

To whom it may concern

Nichimen Corporation
President : Toru Hambayashi

Securities code : 8004

Nissho Iwai Corporation
President & CEO :Hidetoshi Nishimura
Securities code : 8063

Notice with regard to Agreement on Basic Conditions
for Management Consolidation

Nichimen Corporation (Nichimen) and Nissho Iwai Corporation (Nissho Iwai) have reached a basic agreement today to establish a joint holding company by transferring their respective stocks to such holding company, and to consolidate the management of the two companies including their subsidiaries and affiliates, subject to shareholders' and regulatory approval.

1. Objectives of the Consolidation

Nichimen and Nissho Iwai have agreed, on the basis of equal partnership and in mutual trust;

(1) to aim at the establishment of a business entity, which will have top-tier competitiveness and earning power in each respective industry and market,

(2) to aim to be a revolutionary new type of Trading Company, which continuously develops new business areas by actively responding to environmental change and global market expansion, and

(3) to aim to be a Trading Company, offering highly professional services as the optimal business partner to a diverse clientele.

The business environment is getting tougher due to the continuing stagnation of the Japanese economy, domestic deflation, the tight credit environment and various other factors.

The two companies aim to enhance their profitability through the business synergy generated by this consolidation.

This merger of operations will lead to increase management efficiency, and by pursuing equity finance, improve the financial strength and this allow us to face adverse economic conditions successfully.

2. Outline of the Consolidation

(1) Scheme and Schedule

Consolidation will be implemented between two companies, subject to the approval of Shareholders' Meeting to be held late February 2003 and other due formalities, under following scheme and schedule;

1. By April 2003, the two companies will establish a joint holding company by the stock transfer and become respectively a 100% subsidiary of the holding company.

2. After the establishment of the Holding Company, a thorough rehaul of group companies as well as reorganization of the management structures and duplicate business functions of both companies would be completed by the end of March 2004.

Administrative divisions and non-business subsidiaries will be specifically targeted to realize the rationalization effects rapidly.

3. The reorganization of both companies' existing businesses as well as subsidiaries is expected to be completed by the end of March 2004.

(2) Outline of the holding company

Name, Location of head office, Representatives, Management organization, Paid-up Capital and other basic issues will be determined later under the mutual discussion and the agreement by both companies.

(3) Strengthened Corporate Governance

The holding company studies to invite outside directors on the corporate board in order to establish highly transparent corporate governance system.

(4) Ratio of stock transfer

Number of the holding company's stock to be exchanged for each one stock of the two companies will be determined by both companies after deliberate consideration and consultation based on the evaluation conducted by third party consultant.

(5) Listing of the holding company

The holding company's stocks are expected to be listed on Tokyo Stock Exchange, Osaka Securities Exchange and other Exchange late March 2003.

The listing of Nichimen and Nissho Iwai stocks will be discontinued on all stock exchanges where be listed following the transfer of stocks to the holding company.

3. Expected effects of consolidation

(1) Complementary and Synergy effects

An in-depth analysis of both companies' business activities shows that there is very little duplication in terms of business areas as well as customers, and hence their operations are complementary. As a result, the accumulated gross profit amount of the two companies is expected to be even after consolidation.

Furthermore, the synergy effects generated by effectively associating the products and functions of the two companies with the customer base and sales channels of both companies, is expected to expand such gross profit.

(2) Rationalization

Through consolidation, we expect to increase operating income by reducing SG&A expenses, which would be achieved through intensive downsizing of the administrative organization and restructuring of duplicate subsidiaries, domestic- and overseas network, as well as the corporate infrastructure. In concrete terms,

- Group work force will be downsized from 21,000 (projection as of March 2003) to 17,000
- Liquidate/merge consolidated subsidiaries to reduce the total from 430(projection as of March 2003) to 300

As a result, the expected reduction of SG&A expenses will be around ¥ 80 billion.

- numbers above as of March 2003 exclude the work force and subsidiaries in Steel Products business, to be transferred.

(3) Optimal Business Portfolio and Strategic Policy

Owing to the almost complete absence of competing businesses between both companies, the earnings structure both industry-wise as well as geographical segments will become optimal on consolidation.

By leveraging this advantage, it would become possible to focus our management resources on core business areas and use the global network to increase profitability.

4. *Numerical Target in 5 years (Consolidated basis)*

Recurring Profit: more than 100 billion yen

Net Debt to Equity Ratio: less than 5 times

Net Interest-bearing Debt: less than 2,000 billion yen

We intend to reinforce our financial strength by way of equity finance at the earliest possible time after the establishment of the joint Holding Company.

5. Preparatory Organization

Aiming to implement the quick and smooth integration and to accomplish the objectives of the consolidation at the earliest, Consolidation Conference headed by both companies' President & CEO, and as their substructures, Consolidation Committee will be established.

6. Time Line (tentative)

End January 2003:	Meeting of Board of Directors of each company to approve the stock transfer agreement for the consolidation including stock exchange ratio and details of the holding company
End February 2003:	The General Shareholders' Meeting for approval of stock transfer of each company to the holding company
End March - early April 2003:	Listing of the holding company, de-listing of Nichimen and Nissho Iwai stocks, and incorporation of the holding company

7. Others

There will be another announcement upon determination as to the stock transfer ratio, more details of the holding company, de-listing date of Nichimen and Nissho Iwai stocks, and listing date of the holding company.

Inquiries:

Nichimen Corporation:	Public Relations and IR Office Yoshiki Furuya / Takashi Ochi TEL +81 (3) 5446-1062
Nissho Iwai Corporation:	Public Relations Office Hideo Kamiyama / Yuji Nishikawa TEL +81 (3) 5520-2400

Data 1. The scheme of management consolidation

(1) Present situation

Nichimen and Nissho Iwai are independent listed companies, and there is no capital relationship between the two companies.



Shareholders
Nichimen Corporation
(A listed Company)
Marketing
Subsidiary A
• • •
Administrative
Subsidiary A
• • •
Shareholders
Nissho Iwai Corporation
(A listed Company)
Marketing
Subsidiary A
• • •
Administrative
Subsidiary A
• • •

(2) Step 1. Establish a joint holding company by April 2003

1. Nichimen and Nissho Iwai will establish a joint holding company, which will become entire parent company of the both companies by the stock transfer.

   And the each company become 100% subsidiary of the holding company respectively.

2. The holding company's stocks are expected to be newly listed and Nichimen and Nissho Iwai stocks will be de-listed on the stock exchange.

   Number of the holding company's stocks to be exchanged for each one stock of the two companies will be determined by both companies after deliberate consideration and consultation based on the evaluation conducted by third party consultant.

Step 2. Integrate the group subsidiaries by March 2004

3. Making the best use of business resources, the integration of the group companies and organization in the business area where both companies have duplicate functions will be driven forward.

   Administrative organization and their subsidiaries are expected here particularly to realize the rapid rationalization effect.


Shareholders
Holding Company
(Newly listed)
100%
100%
Nichimen Corporation
(discontinue stock listing)
Nissho Iwai Corporation
(discontiue stock listing)
Administrative
Marketing
Subsidiary A
Administrative
Subsidiary A
Marketing
Subsidiary A
Administrative
Subsidiary A
Merger & Liquidation
Merger & Liquidation
Merge & Liquidate redundant companies

(3) Step 3. Reorganization of the two companies' businesses and their subsidiaries will be completed by March 2004.

By end March 2004, reorganization of the two companies' business and strategic important subsidiaries will be completed to enjoy the full effect of the consolidation.


Shareholders
Holding Company
(Listed Company)
Subsidary
A
Subsidiary
B
Integrated Company
Administrative
Subsidiary

Data 2. Outline of the stock transferors (consolidated basis)

(1) Outline (as of the end of September, 2002)

Name		Nichimen Corporation	Nissho Iwai Corporation
Category of business		General trading company	General trading company
Incorporated		November 10, 1892	February 8, 1928
Headquarters		2-2, Nakanoshima 2-chome, Kita-ku, Osaka	5-8, Imabashi 2-chome, Chuo-ku, Osaka
Representative		President Toru Hambayashi	President & CEO Hidetoshi Nishimura
Capital		Yen 52,179 million	Yen 102,938 million
Number of shares of common stock issued		428,776,581 shares	874,174,902 shares
Shareholders' equity		Yen 77,104 million	Yen 85,252 million
Total Assets		Yen 1,302,141 million	Yen 2,663,546 million
Accounting Year-end		March	March
Number of Employees	Consolidated basis	7,695	17,466
	Non-consolidated basis	1,221	2,321
Major Business Connections		With a large number of customers and suppliers both domestic and overseas, mainly for trade, export and import	With a large number of customers and suppliers both domestic and overseas, mainly for trade, export and import
Major shareholders & Ownership		UFJ Bank Limited 4.42% The Bank of Tokyo-Mitsubishi, Ltd. 3.60% Daido Life Insurance Company 3.35% The Tokio Marine and Fire Insurance Co., Ltd. 3.06% Daiwa Bank, Limited. 2.83%	FJ Bank Limited 4.51% izuho Corporate Bank, Ltd. 4.01% aiwa Bank, Limited. 3.83% obe Steel, Ltd. 2.85% ipponkoa Insurance Co., Ltd. 2.74%
Main banks		UFJ Bank Limited The Bank of Tokyo-Mitsubishi, Ltd.	UFJ Bank Limited Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi, Ltd.
Relations between the two companies	Capital	None	None
	Personnel	None	None
	Business	None	None

(2) Financial results in the last three fiscal years (Millions of yen)

Period	Nichimen Corporation FY1999	Nichimen Corporation FY2000	Nichimen Corporation FY2001	Nissho Iwai Corporation FY1999	Nissho Iwai Corporation FY2000	Nissho Iwai Corporation FY2001
Net sales (Total trading transactions)	2,861,907	2,419,340	2,055,240	7,281,304	6,474,402	5,464,524
Operating profit	20,545	23,079	33,054	49,088	62,253	49,460
Recurring profit	23,352	17,402	26,788	32,053	39,063	33,233
Net income	2,936	-21,142	1,340	10,220	20,041	1,183
Net income per share (yen)	7.03	-50.62	3.21	11.69	22.92	1.35
Dividend per share (yen)	2.50	-	-	-	-	-
Shareholders' equity per share (yen)	308.36	212.20	195.05	208.65	137.55	122.06

Data 3. Main financial information

(1) Earnings forecast (Year ending March 31, 2003; consolidated basis)

	Nichimen Corporation	Nissho Iwai Corporation	Sum Total
		(Billions of Yen)	
Net Sales (Total trading transactions)	1,900.0	4,500.0	6,400.0
Gross trading profit	117.0	222.0	339.0
Selling, general and administrative expenses	-90.0	-180.5	-270.5
Operating profit	27.0	41.5	68.5
Net interest expense and dividend income	-10.5	-17.5	-28.0
Equity in gains (losses) of unconsolidated subsidiaries and affiliates	-1.0	3.0	2.0
Recurring profit	20.0	22.0	42.0
Net extraordinary losses	-3.0	-6.0	-9.0
Net income	7.0	6.5	13.5

(2) Financial Position (as of September 30, 2002; consolidated basis)

	Nichimen Corporation	Nissho Iwai Corporation	Sum Total
		(Billions of Yen)	
Total assets	1,302.1	2,663.5	3,965.6
Shareholders' equity	77.1	85.2	162.3
Gross interest-bearing debt	954.5	1,828.2	2,782.7
Net interest-bearing debt	769.3	1,650.4	2,419.7

Public Notice issued by Nissho Iwai Corporation,
dated December 20, 2002

[English translation]

December 20, 2002

To whom it may concern

Nissho Iwai Corporation
President & CEO: Hidetoshi Nishimura
Securities code: 8063

Inquiries

Tokyo
Public Relations Office
General Manager: Hideo Kamiyama
TEL +81 (3) 5520 2400

Notice regarding Right to vote at the forthcoming
Extraordinary General Meeting of Shareholders

An Extraordinary General Meeting of Shareholders is scheduled to be convened in the second half of February 2003, under Article 224(3) of the Japanese Commercial Code and Article 7 of Nissho Iwai's Articles of Association, in order to attain approval for Nissho Iwai's management consolidation with Nichimen Corporation (securities code: 8004).

It has been stipulated that shareholders who intend to participate in the above-mentioned extraordinary meeting and exercise their voting rights must be registered as shareholders (which include de facto shareholders) in the company's register of shareholders as of Thursday, the 9th of January 2003. All shareholders whose names appear both in the final register of shareholders and in the final register of de facto shareholders on that day shall be deemed to have the right to vote at the extraordinary shareholders' meeting.

Public Notice issued by Nissho Iwai Corporation
dated January 29, 2003

[English translation]

January 29, 2003

To whom it may concern

Nissho Iwai Corporation
President & CEO: Hidetoshi Nishimura
Securities code: 8063

Inquiries:

Tokyo
Public Relations Office
General Manager
Hideo Kamiyama
TEL +81 (3) 5520 2400

Notice on Revisions of Consolidated and Non-consolidated Earnings Forecast and Share Dividends Estimates for Fiscal Year 2002

Nissho Iwai Corporation today signed a Stock Transfer Agreement for the establishment of a joint holding company (Nissho Iwai-Nichimen Holdings Corporation) with Nichimen Corporation. In order to enhance the earning power and to strengthen the financial platform of the entire Nissho Iwai-Nichimen Holdings Group, as well as to effectuate promptly the integration, we opted to post an extraordinary loss for the fiscal year 2002. Losses due to stricter asset evaluation reserve for acceleration of business restructuring, and impairment accounting on securities are the main reason for the extraordinary loss. In line with this decision, we hereby revise our earnings forecast as well as our dividend estimates for the fiscal year 2002 ending March 2003, as follows:

1. Revision of Earnings Estimate for Fiscal Year 2002

With the posting of the above-mentioned reserve and losses, we hereby revise our earnings forecast for fiscal year 2002 (April 1, 2002-March 31, 2003), originally announced on November 14, 2002.

	Consolidated basis (Units: 100 Millions of Yen)		
	Net Sales	Recurring Profit	Net Income
Previous Estimate (A)	45,000	220	65
Revised Estimate (B)	44,500	165	-755
Change (B-A)	-500	-55	-820
Percentage change	-1.1%	-25.0%	-%
Comparison: Fiscal Year 2001	54,645	332	12

	Non-consolidated basis (Units: 100 Millions of Yen)		
	Net Sales	Recurring Profit	Net Income
Previous Estimate (A)	28,000	30	20
Revised Estimate (B)	28,000	20	-435
Change (B-A)	-	-10	-455
Percentage change	0.0%	33.3%	-%
Comparison: Fiscal Year 2001	6,757	77	32

The followings are details of extraordinary losses to be posted in the 2nd half of the fiscal year 2002:

Loss Category	Consolidated	Non-consolidated
	(Units: 100 Millions of Yen)	
1. Loss for write-offs and reserves due to stricter asset evaluation	Approx. -165	Approx. -165
2. Amount of expected loss due to reorganization of businesses and integration of subsidiaries	Approx. -265	Approx. -360
3. Costs of rationalization	Approx. -25	Approx. -25
4. Losses due to Impairment accounts on securities	Approx. -155	Approx. -270
Total (1-4)	Approx. -610	Approx. -820

Please note that the impairment accounts on securities is calculated as of the current market price, and may change by the end of the fiscal year.

2. Dividends at End of Fiscal Year

The company has determined not to pay the share dividends for the fiscal year 2002 in light of the revisions to our earnings forecasts.

	Dividends per Share
	Year-end
Previous Estimate (November 14, 2002)	Undecided
Revised Estimate	0.00 yen
Comparison: Previous Interim Period	0.00 yen

Exhibit II.(1)-1

Joint Press Release issued by Nichimen Corporation and Nissho Iwai Corporation, dated January 29, 2003

[English translation]

January 29, 2003

To whom it may concern
Nichimen Corporation
President: Toru Hambayashi
Securities code: 8004

Nissho Iwai Corporation
President & CEO: Hidetoshi Nishimura
Securities code: 8063

Notice with regard to Business Integration by Stock Transfer

Nichimen Corporation (hereinafter, Nichimen) and Nissho Iwai Corporation (hereinafter, Nissho Iwai) have signed a Stock Transfer Agreement for establishing a joint holding company, Nissho Iwai-Nichimen Holdings Corporation (hereinafter, the Holding Company) as of April 1, 2003, by transferring their respective stock to such Holding Company, subject to shareholders' and regulatory approvals, to which both companies principally agreed on December 11, 2002.

1. Objectives of Business Integration by Stock Transfer

Nichimen and Nissho Iwai have agreed, on the basis of an equal partnership, to establish a joint holding company, Nissho Iwai-Nichimen Holdings Corporation, and to integrate the businesses of each company. The objectives of the integration would be to enhance profitability through synergies, strengthen business franchise by pursuing management rationalization and efficiency and improve financial strength through equity financing, with the aim of developing an innovative and highly functional trading company.

2. Outline of Stock Transfer

(1) Schedule

January 29, 2003	Meeting of Board of Directors to approve stock transfer
February 25, 2003 (tentative)	Special Shareholders' Meeting for approval of stock transfer
April 1, 2003 (tentative)	Date of stock transfer and registration of Holding the Company

The schedule may be changed in the event of unforeseen circumstances and based on mutual agreement between the two companies.

(2) Stock Transfer Ratio

1. Share Allotment Ratio
154 Holding Company shares will be allotted in exchange for 1,000 Nichimen shares.
100 Holding Company shares will be allotted in exchange for 1,000 Nissho Iwai shares.
The Holding Company will adopt the unit system and one unit shall comprise 100 shares.

2. Evaluation of Stock Transfer Ratio
An analysis of the Stock Transfer Ratio was conducted by Lehman Brothers Japan Inc., the joint advisor to the two companies. Taking the outcome of this analysis into consideration, the two companies had extensive discussions and came to an agreement on the above Stock Transfer Ratio. In order to confirm the fairness of the agreed upon Stock Transfer Ratio, Nichimen appointed Mitsubishi Securities Co., Ltd. and Nissho Iwai appointed Mizuho Securities Co., Ltd. as independent advisers. Subsequently, each company received a fairness opinion on the agreed Stock Transfer Ratio from a financial point of view.
It should be noted that should any changes in material aspects related to various assumptions for the calculations of the agreed Stock Transfer Ratio occur, the Stock Transfer Ratio is subject to change upon further discussions between the two companies.

3. Evaluation Method by Third Party Evaluator
The third party evaluators (Mitsubishi Securities Co., Ltd. and Mizuho Securities Co., Ltd.) analyzed and evaluated the Stock Transfer Ratio based on a historical stock price analysis, a discount cash flow analysis (DCF) and a comparable company analysis.

(3) Stock Transfer Delivery Consideration

The Holding Company will not pay any consideration for a stock transfer delivery.

(4) Listing of the Holding Company

The Holding Company's shares are expected to be listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. The listing is scheduled to be on April 1, 2003, but the date may change subject to the regulations of each stock exchange.
In relation with the stock transfer to the Holding Company, the common stock of Nichimen and Nissho Iwai, which is currently listed on the Tokyo, Osaka, and Nagoya stock exchanges, will be de-listed as of March 26, 2003. The Depositary Receipts of Nissho Iwai, which are listed on the Frankfurt Stock Exchange, are scheduled to be delisted on the same day.

(5) Outline of the partners (consolidated basis) (as of September 30, 2002)

Company		Nichimen Corporation	Nissho Iwai Corporation
Business category		General trading company	General trading company
Establishment		November 10, 1892	February 8, 1928
Headquarters		2-2-2 Nakanoshima , Kita-ku, Osaka	2-5-8 Imabashi, Chuo-ku, Osaka
Representative		President Toru Hambayashi	President & CEO Hidetoshi Nishimura
Capital stock		Yen 52,179 million	Yen 102,938 million
Number of shares of common stock issued		428,776,581 shares	874,174,902 shares
Shareholders' equity		Yen 77,104 million	Yen 85,252 million
Total assets		Yen 1,302,141 million	Yen 2,663,546 million
Accounting year-end		March	March
Number of employees	Consolidated basis	7,695	17,466
	Non-consolidated basis	1,221	2,321
Major business connections		Extensive range of customers and suppliers both domestic and overseas, mainly for trade, export and import	Extensive range of customers and suppliers both domestic and overseas, mainly for trade, export and import
Major shareholders & Ownership		UFJ Bank Limited 4.42% The Bank of Tokyo-Mitsubishi, Ltd. 3.60% Daido Life Insurance Company 3.35% The Tokio Marine and Fire Insurance Co., Ltd. 3.06% The Daiwa Bank, Ltd. 2.83%	UFJ Bank Limited 4.51% Mizuho Corporate Bank, Ltd. 4.01% The Daiwa Bank, Ltd. 3.83% Kobe Steel, Ltd. 2.85% Nipponkoa Insurance Co., Ltd. 2.74%
Main banks		UFJ Bank Limited The Bank of Tokyo-Mitsubishi, Ltd.	UFJ Bank Limited Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi, Ltd.
Relationships between the two companies	Capital	None	None
	Personnel	None	None
	Business	None	None

Company	Financial results for the last three fiscal years					
	Nichimen Corporation			Nissho Iwai Corporation		
	(Millions of Yen)					
Period	FY1999	FY2000	FY2001	FY1999	FY2000	FY2001
Net sales (total trading transactions)	2,861,907	2,419,340	2,055,240	7,281,304	6,474,402	5,464,524
Operating profit	20,545	23,079	33,054	49,088	62,253	49,460
Recurring profit	23,352	17,402	26,788	32,053	39,063	33,233
Net income	2,936	-21,142	1,340	10,220	20,041	1,183
Net income per share (yen)	7.03	-50.62	3.21	11.69	22.92	1.35
Dividend per share (yen)	2.50	-	-	-	-	-
Shareholders' equity per share (yen)	308.36	212.20	195.05	208.65	137.55	122.06

3. Effects of Business Integration

(1) Complementary Effect
< Maintaining and Stabilizing Profitability >

- Little overlap in business areas and customers will enable the two companies to maintain respective profitability even after the integration.

- The strength of the business segments of the two companies complement one another. This shall lead to an optimal business portfolio through integration, further stabilizing combined profitability.

(2) Rationalization Effect
< Significant Reduction in Sales and General Administrative Expenses (SG&A) >

- Reduction in SG&A by approximately 110 billion yen by the end of FY2005 through elimination of overlapping subsidiaries, domestic and overseas networks, rationalizing administrative organizations and restructuring businesses, with the aim of improving profitability.

Rationalization measures	Actual effects (In FY2005 compared to FY2003)
Total reduction in SG&A expenses	113 billion yen
Total rationalization effect	67 billion yen
Restructuring overlapping administrative organization, integration and liquidation of domestic & overseas bases, integration of sales divisions and subsidiaries, etc.	12 billion yen
Restructuring and reorganizing businesses on a non-consolidated and subsidiary basis (outside integration with others)	22 billion yen
Reducing personnel and material expenses	29 billion yen
Others (integration of main systems, utilization of assets, etc.)	4 billion yen
Unconsolidation of subsidiaries through reorganization, etc.	46 billion yen

(3) Synergy Effect
Boost in Profitability through the Creation of Innovative Trading Businesses >

- Combine the upstream strengths of Nissho Iwai with the downstream strengths of Nichimen to enable an optimal utilization of the mutual customer channels and product groups, creating a thorough supply and distribution system. Also, identify customer needs and create innovative trading businesses by integrating and harmonizing business functions.

- Build-up new businesses and pursue synergistic effects by leveraging competitively strong business segments and collaborating in such segments.

4. Outline of Holding Company

(1) Name — Nissho Iwai-Nichimen Holdings Corporation
(2) Headquarters — 4-1-23 Shiba, Minato-ku, Tokyo
(3) Directors and Auditors (candidate)

Title	Name	Current Title
Chairman and Representative Director, Co-CEO	Toru Hambayashi	President of Nichimen Corporation
President and Representative Director, Co-CEO	Hidetoshi Nishimura	President of Nissho Iwai Corporation
Director	Masaki Hashikawa	Senior Executive Officer of UFJ Bank, Ltd.
Director	Hiroshi Takeda	Senior Managing Director of Nichimen Corporation
Director	Kenichi Minami	Managing Executive Officer of Nissho Iwai Corporation
Director	Katsuhiko Kobayashi	Managing Director of Lehman Brothers Japan Inc.
Full-time Auditor	Shunichi Nakao	Full-time Auditor of Nichimen Corporation
Full-time Auditor	Toma Masaoka	Full-time Auditor of Nissho Iwai Corporation
Auditor	Teruo Nakamura	President of Nippon Kayaku Co., Ltd.
Auditor	Masaji Shinagawa	Auditor of Nissho Iwai Corporation

(4) Number of Staff — Approximately 50
(5) Capital Stock — 10 billion yen
(6) Number of Shares to be Issued — 154,358,166 shares (1 unit =100 shares)
(7) Accounting Year-end — March
(8) Accounting Auditor (candidate) — Shin Nihon & Co., Asahi & Co.
(9) Listing of Shares (tentative) — Tokyo Stock Exchange, Osaka Securities Exchange

(10) Function

- Optimize the effect of the business integration through planning, operating and administration of the entire Group, define each subsidiary's authority and responsibility, and provide overall Group governance.
- Devise and execute a Group restructuring strategy in order to spur profit growth and achieve the integration effects in a timely manner utilizing management resources.

(11) Corporate Governance

- Invite outside directors to the corporate board at the Shareholders' Meeting after the establishment of the Holding Company in order to create a transparent and accountable corporate governance system.
- Establish the Nomination Committee and Remuneration Committee, each chaired by an outside director.
- Introduce a system of Executive Officer, and separate the functions of management and execution, with the Board of Directors overseeing management and the Executive Officers' Meeting in charge of business execution.
- The Executive Officers' Meeting will be entitled to exercise strong leadership as the chief decision-making organization for business execution.
- In order to reflect management's decisions promptly, the Executive Officers' Meeting is comprised of Executive Officers who also serve as directors and Executive Officers controlling all the sales divisions of its subsidiaries (Nichimen, Nissho Iwai).

5. Management Vision for Nissho Iwai-Nichimen Group

The Management Vision of the Nissho Iwai-Nichimen Group entails the followings:

- Establish a business complex, which have both top-tier competitiveness and strong earning power in relevant industries and markets by continuously pursuing profitability and growth in its core business areas.
- Establish an innovative trading company, which actively responds to environmental changes and market globalization, and continuously develops new business fields through entrepreneurship.
- Establish a functional trading company, which provides unique multiple functions, sophisticated and tailor-made services as a customer's best business partner.
- Establish an opened company, where each employee is given a chance to realize his or her own personal goals and ambitions.

6. Outline of Nissho Iwai-Nichimen Group Business Plan

(1) Fundamental Policy

① Improvement in Profitability

- In 3 years (by the end of FY2005), rationalization effects should contribute to stable recurring profit in excess of 100 billion yen.
- Effective combination of product groups and business functions will maximize synergetic effects.

② Reinforcement of Financial Strength

Net interest-bearing debt to equity ratio should decrease less than or equal to 5 times by the end of FY2005 as a result of increases in shareholders' equity through retaining periodic earnings and equity financing and further debt reduction.

(2) Term

3 Year Plan (starting from April 1, 2003 to March 31, 2006)

(3) Strategic Fields

The following strategic business fields are selected based on growth potential, profitability and synergetic effects aiming to improve profitability by leveraging each company's strengths and characteristics, and further reinforcing and differentiating those strengths and characteristics.

< Functional Trading Area >
Business fields, achieving profit growth by providing markets and clients with more competitive goods and services through utilizing and developing strong sales base, and distribution channels.

- Energy Resources (Oil, gas etc.)
- Automobile related businesses
- Space Aviation
- Electronics & Telecommunications
- Household & Consumer Products (Chemicals & Plastics, Foodstuffs, Textiles, General Merchandises & Retail, Forest Products)

< Strategic Business Project Area >
Business fields, achieving profit growth by allocating management resources based on strategic investment policy and active risk management policy utilizing know-how and experience, which were accumulated through domestic and global projects.

- Energy Resources (Energy related projects)
- Information Industries
- Household & Consumer Products (Construction & Urban Development)
- Allocate approximately 300 billion yen of new funds over 3 years for those areas, to further strengthen business franchise and to create a business portfolio which generates stable profits.

(4) Core Regions

- High growth region including South-East Asia, China and the world's largest market, NAFTA , where management resources are continued to strengthen local business base in those region.

(5) Integration Plan (on a consolidated basis)

- From Year 1 of the integration, the Holding Company plans to select and focus on its core businesses as well as cost reduction through rationalization. In the process, it expects a one-off restructuring cost resulting in a net loss in the first fiscal year, ending March 2004. From Year 2 onwards, profitability will improve and we expect net income in the final year to reach 70 billion yen.

Business Plan

	FY2003	FY2004	FY2005	As a reference Nichimen/ Nissho Iwai combined FY2002 (*)
			Billions of Yen	
Net Sales	5,770	6,100	6,260	6,520.0
Gross trading profit	287	285	293	340.0
SG&A expenses	-215	-175	-169	-281.5
Operating profit	72	110	124	58.5
Recurring profit	48	85	101	31.0
Extraordinary profit/loss-net	-60	-10	-7	-105.0
Net income	-29	50	70	-111.0
ROA		1.6%	2.3%	
ROE		19.6%	22.2%	
Assets	3,140	3,040	3,070	3,220.0
Cash on hand and in banks	310	310	310	230.0
Operating assets	1,200	1,200	1,220	1,330.0
Investments and Loans	890	850	880	860.0
Fixed assets	740	680	660	800.0
Liabilities	2,910	2,760	2,720	3,161.0
Operating liabilities	655	660	660	766.0
Interest-bearing debt	2,255	2,100	2,060	2,395.0
Shareholders' equity	230	280	350	59.0
Total of liabilities and shareholders' equity	3,140	3,040	3,070	3,220.0
Net interest-bearing debts	1,945	1,790	1,750	2,165.0
Net DER (Multiple)	8.5	6.4	5.0	36.7

*Notes

(1) On January 29, 2003, Nichimen and Nissho Iwai revised their earning forecasts for the fiscal year ending March 31, 2003, respectively. In order to realize the effect of business integration at an early stage, they plan to conduct strict asset assessments.

(2) The above business plan includes earnings forecasts of certain subsidiaries to be newly consolidated by the Holding Company.

Inquiries:

Nichimen Corporation: Public Relations and Investor Relations Dept.
Yoshiki Furuya/Takashi Ochi TEL +81(3) 5446-1062

Nissho Iwai Corporation: Public Relations Office
Hideo Kamiyama/Yuji Nishikawa TEL +81(3) 5520-2400